Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 1-86 of CIBC’s 2013 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2013, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 4, 2013. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 164 to 168 of this Annual Report.

2	Overview
2	Vision, mission and values
2	CIBC’s strategy
2	Performance against objectives
3	Economic and market environment

4	Financial performance overview
4	Financial highlights
5	2013 Financial results
5	Net interest income and margin

6	Non-interest income
6	Trading activities (TEB)
7	Provision for credit losses
7	Non-interest expenses
7	Taxes
8	Foreign exchange
8	Significant events
9	Fourth quarter review
10	Quarterly trend analysis
10	Review of 2012 financial performance
11	Outlook for calendar year 2014

12	Non-GAAP measures

15	Strategic business units overview
16	Retail and Business Banking
19	Wealth Management
22	Wholesale Banking
27	Corporate and Other

28	Financial condition
28	Review of consolidated balance sheet
29	Capital resources
36	Off-balance sheet arrangements

38	Management of risk

73	Accounting and control matters
73	Critical accounting policies and estimates
77	Financial instruments
77	Accounting developments
77	U.S. regulatory developments
77	Related-party transactions
78	Controls and procedures

79	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2014”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Wholesale Banking”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments” and “Accounting and control matters – Controls and procedures” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2014” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2013 ANNUAL REPORT	1

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $35.4 billion and a Basel III Common Equity Tier 1 ratio of 9.4%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 43,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1.	Deep, long-lasting client relationships
2.	Strategic growth where we have, or can build, competitive capabilities
3.	Sound risk management
4.	Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity, total shareholder return and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2013, we reported adjusted diluted EPS(1) of $8.78, up 9% from $8.07 in 2012, meeting our 5% to 10% target over the prior year. We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we also have objectives to maintain a loan loss ratio between 45 and 60 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2013, our loan loss ratio was 44 basis points, down from the 53 basis points we reported in 2012 and just below the lower end of our target range. Going forward our target will be a loan loss ratio of less than 60 basis points.

Our adjusted efficiency ratio(1) was 56.2% in 2013, up slightly from 55.8% in 2012. Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2013. We are maintaining our industry median target going forward.

Adjusted earnings per share(1) (2) ($)	Loan loss ratio(2) (basis points)	Adjusted efficiency ratio(1) (2) (%)

(1)	For additional information, see the “Non-GAAP” measures section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.

2	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Adjusted return on common shareholders’ equity

Adjusted return on common shareholders’ equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve adjusted ROE of 20% through the cycle. In 2013, adjusted ROE of 22.3%(1) was above this target and slightly below 22.6%(1) in 2012. We are maintaining our minimum adjusted ROE target of 20%.

Adjusted return on common shareholders’ equity(1) (2) (%)

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of total shareholder return (TSR).

We have two targets that support this priority:

1.     Consistent with prior years, we target on a long-term, average basis, between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2013, our dividend payout was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend to $0.96 per share in the third quarter of 2013. This year we also announced a share buyback program to purchase for cancellation up to a maximum of 8.0 million outstanding common shares.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard and Poor’s (S&P)/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2013, CIBC delivered a TSR of 109.3%, above the Index return of 99.0%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio between 40% and 50% of our earnings and a rolling five-year TSR above the industry average.

Adjusted dividend payout ratio(1) (2) (%) Rolling five-year total shareholder return (TSR) (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set a target for our Basel III Common Equity Tier 1 ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI). At the end of 2013, our Basel III Common Equity Tier 1 ratio on an all-in basis was 9.4%, well above the regulatory target of 7% set by OSFI.

How we deploy our capital is also important. We have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we want for CIBC. Our target is to allocate at least 75% of our economic capital to retail(3). At the end of 2013, our retail allocation was 77%, comparable to 2012.

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Business mix (Economic capital)(1) (3)
(1)	For additional information, see the “Non-GAAP” measures section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

Economic and market environment

CIBC operated in an environment of modest economic growth in 2013. Canadian economic activity was held back by a deceleration in global growth that slowed exports and related capital spending. Home building slowed from the prior year’s pace but remained at brisk levels. Household demand for mortgage and consumer credit advanced at a moderate pace, while credit quality remained strong, supported by steady job gains and a drop in the unemployment rate. Profit gains and solid balance sheets kept Canadian business bankruptcies in check. Low interest rates encouraged growth in lending for both commercial and corporate banking and corporate bond issuance. Provincial governments continued to have elevated debt issuance requirements. Canadian and global equity markets were healthy, supporting wealth management, but equity issuance and investment banking activity in Canada felt the impact of sluggish global growth that weighed on capital raising activity in the resource sector.

CIBC 2013 ANNUAL REPORT	3

Management’s discussion and analysis

Financial performance overview

Financial highlights

		IFRS			Canadian GAAP
As at or for the year ended October 31		2013	2012 (1)	2011	2010		2009
Financial results ($ millions)
Net interest income		$7,455	$7,326	$7,062	$6,204		$5,394
Non-interest income		5,328	5,223	5,373	5,881		4,534
Total revenue		12,783	12,549	12,435	12,085		9,928
Provision for credit losses		1,121	1,291	1,144	1,046		1,649
Non-interest expenses		7,614	7,215	7,486	7,027		6,660
Income before taxes		4,048	4,043	3,805	4,012		1,619
Income taxes		648	704	927	1,533		424
Non-controlling interests		–	–	–	27		21
Net income		$3,400	$3,339	$2,878	$2,452		$1,174
Net income (loss) attributable to non-controlling interests		(3)	8	11	–		–
	Preferred shareholders	99	158	177	169		162
	Common shareholders	3,304	3,173	2,690	2,283		1,012
Net income attributable to equity shareholders		$3,403	$3,331	$2,867	$2,452		$1,174
Financial measures
Reported efficiency ratio		59.6%	57.5%	60.2%	58.1%		67.1%
Adjusted efficiency ratio (2)		56.2%	55.8%	56.4%	58.5%		57.7%
Loan loss ratio		0.44%	0.53%	0.51%	0.56	% (2)	0.70	% (2)
Reported return on common shareholders’ equity		20.9%	22.0%	22.2%	19.4%		9.4%
Adjusted return on common shareholders’ equity (2)		22.3%	22.6%	24.8%	21.1%		20.7%
Net interest margin		1.85%	1.84%	1.79%	1.79%		1.54%
Net interest margin on average interest-earning assets		2.12%	2.15%	2.03%	2.11%		1.89%
Return on average assets		0.84%	0.84%	0.73%	0.71%		0.33%
Return on average interest-earning assets		0.97%	0.98%	0.83%	0.83%		0.41%
Total shareholder return		18.41%	9.82%	0.43%	32.38%		21.07%
Reported effective tax rate		16.0%	17.4%	24.4%	38.2%		26.2%
Adjusted effective tax rate (2)		16.7%	18.1%	23.0%	27.2%		27.9%
Common share information
Per share ($)	– basic earnings	$8.24	$7.86	$6.79	$5.89		$2.65
	– reported diluted earnings	8.23	7.85	6.71	5.87		2.65
	– adjusted diluted earnings (2)	8.78	8.07	7.57	6.39		5.81
	– dividends	3.80	3.64	3.51	3.48		3.48
	– book value	41.44	37.48	32.88	32.17		28.96
Share price ($)	– high	88.70	78.56	85.49	79.50		69.30
	– low	74.10	68.43	67.84	61.96		37.10
	– closing	88.70	78.56	75.10	78.23		62.00
Shares outstanding (thousands)	– weighted-average basic	400,880	403,685	396,233	387,802		381,677
	– weighted-average diluted	401,261	404,145	406,696	388,807		382,442
	– end of period	399,250	404,485	400,534	392,739		383,982
Market capitalization ($ millions)		$35,413	$31,776	$30,080	$30,724		$23,807
Value measures
Dividend yield (based on closing share price)		4.3%	4.6%	4.7%	4.4%		5.6%
Reported dividend payout ratio		46.1%	46.3%	51.7%	59.1%		>100
Adjusted dividend payout ratio (2)		43.2%	45.1%	46.3%	54.4%		59.8%
Market value to book value ratio		2.14	2.10	2.28	2.43		2.14
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$78,361	$70,061	$65,437	$89,660		$84,583
Loans and acceptances, net of allowance		256,374	252,732	248,409	184,576		175,609
Total assets		398,389	393,385	383,758	352,040		335,944
Deposits		313,528	300,344	289,220	246,671		223,117
Common shareholders’ equity		16,546	15,160	13,171	12,634		11,119
Average assets		403,946	397,382	394,527	345,943		350,706
Average interest-earning assets		351,677	341,053	347,634	294,428		285,563
Average common shareholders’ equity		15,807	14,442	12,145	11,772		10,731
Assets under administration (3)		1,513,126	1,445,870	1,317,799	1,260,989		1,135,539
Balance sheet quality measures (4)
Basel III – Transitional basis
Risk-weighted assets (RWA) ($ millions)		$151,338	n/a	n/a	n/a		n/a
CET1 ratio		11.0%	n/a	n/a	n/a		n/a
Tier 1 capital ratio		11.8%	n/a	n/a	n/a		n/a
Total capital ratio		14.3%	n/a	n/a	n/a		n/a
Basel III – All-in basis
RWA ($ millions)		$136,747	n/a	n/a	n/a		n/a
CET1 ratio		9.4%	n/a	n/a	n/a		n/a
Tier 1 capital ratio		11.6%	n/a	n/a	n/a		n/a
Total capital ratio		14.6%	n/a	n/a	n/a		n/a
Basel II (5)
RWA ($ millions)		n/a	$115,229	$109,968	$106,663		$117,298
Tier 1 capital ratio		n/a	13.8%	14.7%	13.9%		12.1%
Total capital ratio		n/a	17.3%	18.4%	17.8%		16.1%
Other information
Retail/wholesale ratio (2)(6)		77% / 23%	77% / 23%	77% / 23%	74% / 26%		69% / 31%
Full-time equivalent employees		43,039	42,595	42,239	42,354		41,941
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(4)	Capital measures for fiscal year 2013 are based on Basel III whereas measures for prior years are based on Basel II.
(5)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(6)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
n/a	Not applicable.

4	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

2013 Financial results

Reported net income for the year was $3,400 million, compared with $3,339 million in 2012.

Adjusted net income for the year was $3,619(1) million, compared with $3,397(1) million in 2012.

Reported diluted EPS for the year was $8.23, compared with $7.85 in 2012.

Adjusted diluted EPS for the year was $8.78(1), compared with $8.07(1) in 2012.

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$39 million ($37 million after-tax) restructuring charge relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean) (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2), which includes $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Wholesale Banking);
•

$24 million ($18 million after-tax) expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD) in the first quarter of 2014 (Retail and Business Banking);

•

$23 million ($19 million after-tax) amortization of intangible assets(3) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income tax expense by $79 million. In aggregate, these items of note decreased net income by $219 million.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Wholesale Banking and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. (TMX Group) by Maple Group Acquisition Corporation (Maple), net of associated expenses (Wholesale Banking); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

Net interest income and margin

$ millions, for the year ended October 31	2013	2012 (4)	2011
Average interest-earning assets	$ 351,677	$ 341,053	$ 347,634
Net interest income	7,455	7,326	7,062
Net interest margin on average interest-earning assets	2.12%	2.15%	2.03%

Net interest income was up $129 million or 2% from 2012, primarily due to higher trading-related net interest income, wider retail spreads, volume growth across most retail products and higher revenue from corporate credit products, partially offset by lower treasury-related net interest income. The prior year included a hedge accounting loss on leveraged leases, shown as an item of note above.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective strategic business units (SBUs).
(3)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(4)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

CIBC 2013 ANNUAL REPORT	5

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2013	2012 (1)	2011
Underwriting and advisory fees	$389	$438	$514
Deposit and payment fees	824	775	756
Credit fees	462	418	379
Card fees	599	619	609
Investment management and custodial fees	474	424	411
Mutual fund fees	1,014	880	849
Insurance fees, net of claims	358	335	320
Commissions on securities transactions	412	402	496
Trading income	28	53	44
Available-for-sale (AFS) securities gains, net	212	264	397
Designated at fair value (FVO) gains (losses), net	5	(32)	(7)
Foreign exchange other than trading	44	91	204
Income from equity-accounted associates and joint ventures	139	160	111
Other	368	396	290
	$5,328	$5,223	$5,373

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Non-interest income was up $105 million or 2% from 2012.

Underwriting and advisory fees were down $49 million or 11%, primarily due to lower equity new issuance revenue and advisory activity.

Deposit and payment fees were up $49 million or 6%, primarily due to an increase in service fees in Retail and Business Banking.

Credit fees were up $44 million or 11%, primarily due to continued growth in our corporate lending business.

Investment management and custodial fees were up $50 million or 12%, primarily due to higher client assets under management driven by market appreciation.

Mutual fund fees were up $134 million or 15%, primarily due to higher net sales of long-term mutual funds and market appreciation.

Trading income was down $25 million or 47%. See the “Trading activities” section which follows for further details.

AFS securities gains, net, were down $52 million or 20%, primarily due to the impairment of an equity position associated with our exited U.S. leveraged finance portfolio, shown as an item of note above.

FVO gains (losses), net, represent revenue from financial instruments designated at fair value and related hedges. The current year had FVO gains of $5 million compared with FVO losses of $32 million in the prior year, primarily due to changes in the fair value of mortgage interest rate commitments and associated economic hedges.

Foreign exchange other than trading was down $47 million or 52%, largely driven by higher losses on economic hedging activities.

Income from equity-accounted associates and joint ventures was down $21 million or 13%, primarily due to the gain relating to an equity-accounted investment in Wealth Management in the prior year, shown as an item of note above.

Other was down $28 million or 7%. The prior year included the gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple, whereas the current year included the gain on the sale of our private wealth management business (Asia), both shown as items of note above.

Trading activities (TEB)

$ millions, for the year ended October 31	2013	2012 (1)	2011
Trading income consists of:
Net interest income (2)	$965	$762	$519
Non-interest income	28	53	44
	$993	$815	$563
Trading income by product line:
Interest rates	$172	$179	$162
Foreign exchange	307	290	276
Equities	333	235	208
Commodities	55	52	43
Structured credit	77	7	(136)
Other	49	52	10
	$993	$815	$563

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Includes taxable equivalent basis (TEB) adjustment of $356 million (2012: $280 million; 2011: $187 million) reported within Wholesale Banking. See “Strategic business units overview” section for further details.

Trading income was higher by $178 million or 22%, primarily driven by higher client-driven trading activity resulting in higher tax-exempt revenue, and higher income in the structured credit run-off business. The prior year included the change in valuation of collateralized derivatives to an OIS basis noted above.

6	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the year ended October 31	2013	2012	2011
Retail and Business Banking	$930	$1,080	$1,096
Wealth Management	1	–	4
Wholesale Banking	44	142	47
Corporate and Other	146	69	(3)
	$1,121	$1,291	$1,144

Provision for credit losses was down $170 million or 13% from 2012. In Retail and Business Banking, the provision was down primarily due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance portfolio. The prior year included losses in the exited U.S. leveraged finance portfolio and the current year included losses in the exited European leveraged finance portfolio, both shown as items of note. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a lower collective allowance relating to the commercial lending portfolio.

Non-interest expenses

$ millions, for the year ended October 31	2013	2012	2011
Employee compensation and benefits
Salaries	$2,397	$2,285	$2,245
Performance-based compensation	1,299	1,236	1,261
Benefits	557	523	546
	4,253	4,044	4,052
Occupancy costs	700	697	667
Computer, software and office equipment	1,052	1,022	989
Communications	307	304	296
Advertising and business development	236	233	213
Professional fees	179	174	178
Business and capital taxes	62	50	38
Other	825	691	1,053
	$7,614	$7,215	$7,486

Non-interest expenses increased by $399 million or 6% from 2012.

Employee compensation and benefits increased by $209 million or 5%, primarily due to higher salaries, performance-based compensation and benefits. The current year also included the restructuring charge relating to CIBC FirstCaribbean, shown as an item of note above.

Computer, software and office equipment increased by $30 million or 3%, primarily due to higher spending on strategic business initiatives.

Other increased by $134 million or 19%, primarily due to higher expenses in the structured credit run-off business, which included a settlement charge shown as an item of note above.

Taxes

$ millions, for the year ended October 31	2013	2012	2011
Income tax expense	$648	$704	$927
Indirect taxes (1)
Goods and services tax (GST), harmonized sales tax (HST) and sales taxes	324	321	316
Payroll taxes	204	192	189
Capital taxes	40	33	26
Property and business taxes	55	50	45
Total indirect taxes	623	596	576
Total taxes	$1,271	$1,300	$1,503
Reported effective tax rate	16.0%	17.4%	24.4%
Total taxes as a percentage of net income before deduction of total taxes	27.2%	28.0%	34.3%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $29 million from 2012.

Income tax expense was $648 million, compared with $704 million in 2012. This change was primarily due to higher tax-exempt income.

CIBC 2013 ANNUAL REPORT	7

Management’s discussion and analysis

Indirect taxes were up by $27 million, mainly due to higher payroll taxes and capital taxes. Payroll taxes were favourably impacted by a reassessment in 2012. The increase in capital taxes was attributable to a higher capital level in CIBC as a legal entity and higher statutory capital tax rates.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. On September 30, 2013, CIBC filed its Answer with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $195 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.3% in 2013. The rate will be 26.4% in 2014 and beyond.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2013 vs. 2012	2012 vs. 2011	2011 vs. 2010
Estimated increase (decrease) in:
Total revenue	$34	$27	$(102)
Provision for credit losses	3	5	(7)
Non-interest expense	14	12	(52)
Income taxes	1	–	(8)
Net income	16	10	(35)
Average US$ appreciation (depreciation) relative to C$	2%	2%	(6)%

Significant events

Aeroplan Agreements and enhancements to CIBC travel rewards program

On September 16, 2013, CIBC announced that it reached tri-party agreements with Aimia and TD.

Under the terms of the 10-year agreement with Aimia, CIBC will continue to be an issuer of Aeroplan related travel credit cards. This agreement ensures that CIBC Aerogold VISA clients will continue to earn Aeroplan miles as usual and will benefit from the enhanced Aeroplan program starting in January 2014.

CIBC will sell to TD approximately 50% of its existing Aerogold VISA portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC will retain the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio being divested by CIBC is expected to consist of approximately $3.4 billion of credit card receivables. Upon closing, CIBC will receive a cash payment from TD that will be equal to the credit card receivables outstanding being acquired by TD.

CIBC will also receive upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC will release approximately $70 million of allowance for credit losses related to the sold portfolio, and incur approximately $5 million in costs related to the transaction in the first quarter of 2014. The net gain on sale of the sold portfolio, which will include the upfront payments, release of allowance for credit losses and costs related to the transaction, is expected to be approximately $265 million (approximately $200 million after-tax). CIBC also expects to incur additional support costs of approximately $20 million as a result of the transaction in the first quarter of 2014.

In addition, regulatory capital of approximately $300 million is expected to be freed up as a result of the reduction of credit card receivables.

Under the terms of the agreements:

•	CIBC will continue to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for migration of Aeroplan credit card accounts.

•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

•	CIBC will work with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

The closing, which is expected to occur in late December 2013, is subject to customary closing conditions, including receipt of necessary rating agency approvals in respect of CARDS II Trust. In conjunction with the Aimia agreement, CIBC has also agreed that, upon closing of the transactions contemplated by the purchase agreement, CIBC will fully release Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

Costs of $24 million ($18 million after-tax) in respect of both the tri-party agreements and the enhancement of our proprietary travel rewards program were incurred in the three months ended October 31, 2013.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction will result in an after-tax gain, net of associated expenses, of approximately $50 million in the first quarter of 2014.

8	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$23 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in the first quarter of fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management SBU.

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

Lehman Brothers bankruptcy proceedings

During the current year, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2013	2012
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,104	$2,114	$2,036	$2,065	$2,036	$2,085	$2,004	$2,029
	Wealth Management	470	458	443	432	420	401	418	435
	Wholesale Banking (1)	522	596	580	563	575	527	463	495
	Corporate and Other (1)	104	95	80	121	128	136	199	198
	Total revenue	$3,200	$3,263	$3,139	$3,181	$3,159	$3,149	$3,084	$3,157
	Net interest income	$1,894	$1,883	$1,823	$1,855	$1,848	$1,883	$1,753	$1,842
	Non-interest income	1,306	1,380	1,316	1,326	1,311	1,266	1,331	1,315
	Total revenue	3,200	3,263	3,139	3,181	3,159	3,149	3,084	3,157
	Provision for credit losses	271	320	265	265	328	317	308	338
	Non-interest expenses	1,932	1,874	1,821	1,987	1,829	1,831	1,764	1,791
	Income before taxes	997	1,069	1,053	929	1,002	1,001	1,012	1,028
	Income taxes	161	179	177	131	150	160	201	193
	Net income	$836	$890	$876	$798	$852	$841	$811	$835
	Net income (loss) attributable to:
	Non-controlling interests	$(7)	$–	$2	$2	$2	$2	$1	$3
	Equity shareholders	843	890	874	796	850	839	810	832
EPS	– basic	$2.05	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.94
	– diluted	$2.05	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.93

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/12

Net income for the quarter was $836 million, down $16 million or 2% from the fourth quarter of 2012.

Net interest income was up $46 million or 2%, primarily due to volume growth across most retail products, higher trading-related net interest income and higher revenue from corporate credit products, partially offset by lower treasury-related net interest income.

Non-interest income was down $5 million, primarily due to the impairment of an equity position in the current quarter and a gain on sale of interests in entities in relation to the acquisition of TMX Group in the prior year quarter. These were largely offset by net higher fee-based revenue.

Provision for credit losses was down $57 million or 17%. In Retail and Business Banking, the provision was down due to lower write-offs in the cards portfolio and lower losses in the personal lending portfolio. In Wholesale Banking, the current quarter included reversals of credit losses compared with losses in the exited U.S. leveraged finance portfolio in the prior year quarter. In Corporate and Other, the provision was up primarily due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased primarily due to higher provisions relating to CIBC FirstCaribbean and the cards portfolio, partially offset by lower provisions relating to the commercial lending portfolio.

Non-interest expenses were up $103 million or 6%, primarily due to higher employee-related compensation. The current year quarter included the restructuring charge relating to CIBC FirstCaribbean and expenses relating to the credit card portfolio.

Income tax expense was up $11 million or 7%, despite lower income, primarily due to a decrease in the relative proportion of income taxed at lower income tax rates.

Compared with Q3/13

Net income for the quarter was $836 million, down $54 million or 6% from the prior quarter.

Net interest income was up $11 million or 1%, primarily due to volume growth and wider spreads across most retail products.

Non-interest income was down $74 million or 5%, primarily due to trading losses in the current quarter compared with trading income in the prior quarter. The current quarter included the impairment of an equity position.

Provision for credit losses was down $49 million or 15%. In Retail and Business Banking, lower write-offs and bankruptcies in the cards portfolio were offset by higher losses in the commercial lending portfolio. The prior quarter included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, the current quarter included reversals of credit losses compared with losses in the exited European leveraged finance portfolio in the prior quarter. In Corporate and Other, higher losses in CIBC FirstCaribbean were more than offset by a lower collective allowance reported in this segment. The prior quarter included $56 million of estimated credit losses relating to the Alberta floods.

CIBC 2013 ANNUAL REPORT	9

Management’s discussion and analysis

Non-interest expenses were up $58 million or 3%, primarily due to the restructuring charge relating to CIBC FirstCaribbean and expenses relating to the credit card portfolio, and higher spending on other strategic initiatives, partially offset by lower performance-based compensation.

Income tax expense was down $18 million or 10%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage broker business.

Wealth Management revenue has benefitted from strong net sales of long-term mutual funds and higher average assets under management. Income from our proportionate share in American Century Investments (ACI) is trending higher. A gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions, and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included the gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple and the loss relating to the change in valuation of collateralized derivatives to an OIS basis. The current quarter included an impairment of an equity position associated with our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to tax-exempt income. The second half of 2012 and all quarters in 2013 had lower unallocated treasury revenue. The first quarter of 2013 included the gain on sale of the private wealth management business (Asia).

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the cards portfolio declined throughout 2012 and 2013. The third quarter of 2013 had a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, 2012 included higher losses in the U.S. real estate finance portfolio. The fourth quarter of 2012 included losses in the exited U.S. leveraged finance portfolio, and the second and third quarter of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the third quarter of 2013 had an increase in the collective allowance, which included $56 million of estimated credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense. The first quarter of 2013 had higher expenses in the structured credit run-off business. The fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean, and expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has generally been trending higher for the periods presented in the table above.

Review of 2012 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking (1)	Corporate and Other (1)	CIBC Total
2012 (2)	Net interest income	$5,791	$187	$1,150	$198	$7,326
	Non-interest income	2,069	1,783	908	463	5,223
	Intersegment revenue	294	(296)	2	–	–
	Total revenue	8,154	1,674	2,060	661	12,549
	Provision for credit losses	1,080	–	142	69	1,291
	Non-interest expenses	4,059	1,232	1,115	809	7,215
	Income before taxes	3,015	442	803	(217)	4,043
	Income taxes	729	103	190	(318)	704
	Net income	$2,286	$339	$613	$101	$3,339
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8
	Equity shareholders	2,286	339	613	93	3,331
2011	Net interest income	$5,625	$179	$898	$360	$7,062
	Non-interest income	2,137	1,740	1,160	336	5,373
	Intersegment revenue	283	(283)	–	–	–
	Total revenue	8,045	1,636	2,058	696	12,435
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
	Non-interest expenses	4,034	1,241	1,218	993	7,486
	Income before taxes	2,915	391	793	(294)	3,805
	Income taxes	731	112	250	(166)	927
	Net income	$2,184	$279	$543	$(128)	$2,878
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11
	Equity shareholders	2,184	279	542	(138)	2,867

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.

10	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2012 and 2011.

Overview

Net income for 2012 was $3,339 million, compared with $2,878 million in 2011. The increase in net income of $461 million was due to lower income taxes and non-interest expenses and higher revenue, partially offset by a higher provision for credit losses.

Revenue by segments

Retail and Business Banking

Revenue was up $109 million or 1% from 2011, primarily due to volume growth across most retail products and higher fees, partially offset by narrower spreads.

Wealth Management

Revenue was up $38 million or 2% from 2011, primarily due to the income from our proportionate share in ACI including a gain relating to this equity-accounted investment shown as an item of note, partially offset by lower retail brokerage revenue.

Wholesale Banking

Revenue was comparable to 2011. Higher capital markets revenue and lower losses in the structured credit run-off business were offset by lower corporate and investment banking revenue.

Corporate and Other

Revenue was down $35 million or 5% from 2011, mainly due to a higher TEB adjustment, partially offset by higher unallocated treasury revenue. The loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, the gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business, and interest income on tax reassessments were included in 2011.

Consolidated CIBC

Net interest income

Net interest income was up $264 million or 4% from 2011, primarily due to higher treasury and trading-related net interest income and volume growth across most retail products, partially offset by narrower retail spreads. A hedge accounting loss on leveraged leases was included in 2012 while 2011 included interest income on tax reassessments.

Non-interest income

Non-interest income was down $150 million or 3% from 2011, primarily due to higher losses from economic hedging activities, and lower commissions on securities transactions and underwriting and advisory fees. As discussed above, gains related to ACI and sale of interests in entities in relation to the acquisition of TMX Group were included in 2012, while gains on sale of a merchant banking investment and CMT’s Issuer Services business were included in 2011. The loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities was included in 2011.

Provision for credit losses

Provision for credit losses was up $147 million or 13% from 2011. In Retail and Business Banking, the provision was down due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by a higher provision in the personal and business lending portfolios. In Wholesale Banking, the provision was up mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolios. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. Net provision reversals related to the collective allowance reported in Corporate and Other were lower compared with 2011.

Non-interest expenses

Non-interest expenses decreased by $271 million or 4% from 2011. A goodwill impairment charge relating to CIBC FirstCaribbean and expenses relating to the sale of a merchant banking investment were included in 2011. These were partially offset by higher computer, software, office equipment and occupancy costs in 2012.

Income taxes

Income tax expense was $704 million, compared with $927 million in 2011. This change was primarily due to higher tax-exempt income, a lower statutory income tax rate, and a decrease in the relative proportion of income subject to higher rates of income tax. CIBC FirstCaribbean had a goodwill impairment in 2011 which was not tax-effected.

Outlook for calendar year 2014

Global growth is expected to improve in 2014, helped by a diminished burden from fiscal tightening in both the U.S. and Europe, and a continuation of stimulative monetary policy. U.S. real gross domestic product (GDP) is expected to accelerate to approximately 3% as we move past the drag from tax hikes that hit 2013. A further climb in home building, and the lift to household incomes and credit quality from ongoing job creation should also help U.S. real GDP. Europe looks to have emerged from recession, while emerging markets will benefit from improved global trade volumes. Canada’s growth rate should improve to the 2.0% to 2.5% range, as firmer global conditions support exports and capital spending in the resource sector, offsetting a slower pace of housing construction and continued restraint in government program spending. Consumer demand will be sustained at moderate growth rates by job creation. Both the U.S. Federal Reserve and the Bank of Canada are likely to wait until 2015 before raising short term interest rates, although longer term rates could increase through the year in anticipation of that future policy turn.

Retail banking is likely to see little change from the recent modest growth rates trend in demand for household and mortgage credit given existing levels of debt and the past few years’ policy changes in mortgages. Demand for business credit should continue to grow at a healthy pace. A further drop in the unemployment rate should support household credit quality, but there is little room for business and household insolvency rates to drop from what are already very low levels. Wealth management should see an improvement in demand for equities and other higher risk assets as global growth improves. Wholesale banking should benefit from rising capital spending that increases the demand for corporate lending and debt financing, and provincial governments will still have elevated borrowing needs, including those related to infrastructure projects. A sturdier global climate could reduce uncertainties that held back equity issuance in the prior year.

CIBC 2013 ANNUAL REPORT	11

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported basis and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses for the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted return on common shareholders’ equity.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital is comprised primarily of credit, market, operational and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Managed loans and acceptances

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

12	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS			Canadian GAAP
$ millions, as at or for the year ended October 31		2013	2012	2011	2010	2009
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$3,304	$3,173	$2,728	$2,283	$1,012
After-tax impact of items of note (1)		219	88	316	200	1,209
Dividends on convertible preferred shares (2)		–	–	(38)	–	–
Adjusted net income attributable to diluted common shareholders (3)	B	$3,523	$3,261	$3,006	$2,483	$2,221
Reported diluted weighted-average common shares outstanding (thousands)	C	401,261	404,145	406,696	388,807	382,442
Removal of impact of convertible preferred shares (thousands) (2)		–	–	(9,609)	–	–
Adjusted diluted weighted-average shares outstanding (thousands) (3)	D	401,261	404,145	397,087	388,807	382,442
Reported diluted EPS ($)	A/C	$8.23	$7.85	$6.71	$5.87	$2.65
Adjusted diluted EPS ($) (3)	B/D	8.78	8.07	7.57	6.39	5.81
Reported and adjusted efficiency ratio
Reported total revenue	E	$12,783	$12,549	$12,435	$12,085	$9,928
Pre-tax impact of items of note (1)		(30)	(9)	21	(291)	1,453
TEB		357	281	189	53	42
Adjusted total revenue (3)	F	$13,110	$12,821	$12,645	$11,847	$11,423
Reported non-interest expenses	G	$7,614	$7,215	$7,486	$7,027	$6,660
Pre-tax impact of items of note (1)		(249)	(63)	(358)	(99)	(72)
Adjusted non-interest expenses (3)	H	$7,365	$7,152	$7,128	$6,928	$6,588
Reported efficiency ratio	G/E	59.6%	57.5%	60.2%	58.1%	67.1%
Adjusted efficiency ratio (3)	H/F	56.2%	55.8%	56.4%	58.5%	57.7%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$3,304	$3,173	$2,690	$2,283	$1,012
After-tax impact of items of note (1)		219	88	316	200	1,209
Adjusted net income attributable to common shareholders (3)	J	$3,523	$3,261	$3,006	$2,483	$2,221
Dividends paid to common shares	K	$1,523	$1,470	$1,391	$1,350	$1,328
Reported dividend payout ratio	K/I	46.1%	46.3%	51.7%	59.1%	>100
Adjusted dividend payout ratio (3)	K/J	43.2%	45.1%	46.3%	54.4%	59.8%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$ 15,807	$14,442	$12,145	$11,772	$10,731
Reported return on common shareholders’ equity	I/L	20.9%	22.0%	22.2%	19.4%	9.4%
Adjusted return on common shareholders’ equity (3)	J/L	22.3%	22.6%	24.8%	21.1%	20.7%
Reported and adjusted effective tax rate
Reported income before income taxes	M	$4,048	$4,043	$3,805	$4,012	$1,619
Pre-tax impact of items of note (1)		298	107	328	(333)	1,715
Adjusted income before income taxes (3)	N	$4,346	$4,150	$4,133	$3,679	$3,334
Reported income taxes	O	$648	$704	$927	$1,533	$424
Tax impact of items of note (1)		79	49	24	(533)	506
Adjusted income taxes (3)	P	$727	$753	$951	$1,000	$930
Reported effective tax rate	O/M	16.0%	17.4%	24.4%	38.2%	26.2%
Adjusted effective tax rate (3)	P/N	16.7%	18.1%	23.0%	27.2%	27.9%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)					$184,576	$175,609
Add: loans securitized					53,669	51,826
Managed loans and acceptances (3)	Q				$238,245	$227,435
Specific provision for credit losses					$1,201	$1,412
Add: losses on securitized portfolio					135	193
Specific provision for credit losses on a managed basis (3)	R				$1,336	$1,605
Loan loss ratio (on managed basis) (3)	R/Q				0.56%	0.70%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
IFRS
2013 Reported net income		$2,463	$388	$716	$(167)	$3,400
After-tax impact of items of note (1)		38	4	118	59	219
Adjusted net income (3)		$2,501	$392	$834	$(108)	$3,619
2012 Reported net income		$2,286	$339	$613	$101	$3,339
After-tax impact of items of note (1)		8	(34)	67	17	58
Adjusted net income (3)		$2,294	$305	$680	$118	$3,397
2011 Reported net income		$2,184	$279	$543	$(128)	$2,878
After-tax impact of items of note (1)		9	1	100	194	304
Adjusted net income (3)		$2,193	$280	$643	$66	$3,182
Canadian GAAP
2010 Reported net income		$1,843	$225	$342	$42	$2,452
After-tax impact of items of note (1)		–	(6)	156	50	200
Adjusted net income (3)		$1,843	$219	$498	$92	$2,652
2009 Reported net income		$1,517	$189	$(472)	$(60)	$1,174
After-tax impact of items of note (1)		10	–	1,142	57	1,209
Adjusted net income (3)		$1,527	$189	$670	$(3)	$2,383

(1)	Reflects impact of items of note under “2013 Financial results” section and below.
(2)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.
(3)	Non-GAAP measure.

CIBC 2013 ANNUAL REPORT	13

Management’s discussion and analysis

Impact of the items of note in prior years

2011 (IFRS)

Net income was affected by the following items of note:

•	$203 million goodwill impairment relating to CIBC FirstCaribbean (Corporate and Other);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$90 million ($65 million after-tax) loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (Corporate and Other);
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses (Wholesale Banking);
•	$76 million ($55 million after-tax) reduction in the collective allowance (Corporate and Other);
•	$37 million after-tax gain on the sale of CMT’s Issuer Services business (Corporate and Other);
•

$35 million ($28 million after-tax) amortization of intangible assets ($9 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $18 million after-tax in Corporate and Other); and

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business (Wholesale Banking).

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

2010 (Canadian GAAP)

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other);
•	$141 million ($98 million after-tax) reduction in the general allowance (Corporate and Other);
•

$25 million net deferred tax asset write-down resulting from the enactment of lower Ontario corporate tax rates ($6 million increase in Wealth Management and $31 million write-down in Corporate and Other);

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits (Wholesale Banking); and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking).

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

2009 (Canadian GAAP)

Net income was affected by the following items of note:

•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business (Wholesale Banking);
•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking);
•	$164 million ($106 million after-tax) of valuation charges related to certain trading and AFS positions in exited and other run-off businesses (Wholesale Banking);
•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios (Wholesale Banking);
•	$107 million ($73 million after-tax) provision for credit losses in the general allowance (Corporate and Other);
•	$92 million ($51 million after-tax) MTM loss relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting (Wholesale Banking);
•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios (Wholesale Banking);
•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs ($10 million after-tax in Retail and Business Banking and $8 million after-tax in Corporate and Other);
•

$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVAs) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts (Wholesale Banking);

•	$25 million ($17 million after-tax) interest income on income tax reassessments (Corporate and Other); and
•	$111 million ($7 million after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other).

The above items of note decreased revenue by $1,453 million, increased provision for credit losses by $190 million, non-interest expenses by $72 million, and decreased income tax expense by $506 million. In aggregate, these items of note decreased net income by $1,209 million.

14	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

CIBC 2013 ANNUAL REPORT	15

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client-centric focus with the objective of enhancing the client experience and accelerating profitable revenue growth across all of our channels. Supporting our retail objectives are three strategic priorities:

1.	Deepen relationships with our clients
2.	Improve our sales and service capabilities
3.	Acquire and retain clients

2013 progress

We made good progress in 2013 against our strategic priorities.

Deepen client relationships	Improve our sales and service capabilities	Acquire and retain clients

•       As part of CIBC’s commitment to provide our clients with the market leading travel rewards credit card, CIBC launched an enhanced Aventura card and signed a 10-year extension with Aimia to continue to offer our clients Aeroplan credit cards. Combined, our clients have the largest offering of choice in the Canadian marketplace.

•       We launched the CIBC Everyday Banking Bundle and the CIBC Premium Banking Bundle to make it easier for our clients to bank with us and reward them for doing so.

•       We received three awards from ACT Canada for innovation related to the launch of our CIBC Mobile Payment App to help meet more of our clients’ needs, including, the Gold Award for a Canadian Innovation Benefiting Consumers; the Gold Award for a Canadian Innovation Benefiting Merchants; and the 2013 People’s Choice Award.

•       We launched Break Away to our sales teams across the country. The leadership training program supports frontline best practices, and has successfully demonstrated that we can improve sales and client experience results through a consistent approach to sales and service delivery.

•       We became the first major Canadian bank to offer a mobile Cash Management App to Business Banking clients. The CIBC Mobile Business App for iPhone and BlackBerry smartphones enables CIBC Cash Management Online (CMO) users to remotely perform key payment approval and reporting functions across a range of cash management products and services to enhance the client experience.

•       We continue to make progress on our multi-product sales and origination technology platform, aimed at enhancing the client experience through more effective onboarding processes.

•       Continuing our leadership in mobile innovations, we became the first and remain the only bank to launch a new mobile payment App for clients. The CIBC Mobile Payment App marks another first for CIBC. Our clients now have the ability to make credit card payments using their smartphone, putting them at the leading edge of a fast-growing market.

•       We reached one million active clients using CIBC’s award-winning mobile banking App, which allows clients to perform many of their everyday banking transactions from their mobile device.

•       As part of the largest branch development in our history, we achieved a significant milestone with the opening of our 150th branch since 2008. We have hired more than 1,000 full-time equivalent employees to staff the 150 new, relocated or expanded locations, and installed close to 500 new ABMs to better serve our clients.

•       The ongoing conversion of our FirstLine mortgage clients into CIBC-brand mortgages continues to exceed targets, and supports our focus on client retention by introducing these clients to the benefits of a broader banking relationship with CIBC.

Our focus for 2014

Our strategic priorities remain the same for 2014. Our focus next year will be to:

•	Implement key initiatives that accelerate profitable revenue growth and enhance client experience
•	Continue to deepen client relationships by focusing on CIBC-brand products and services
•	Leverage our multi-channel strategy with further investments in branches, mobile and online banking and our payments capabilities

2013 financial review

Revenue ($ billions)	Net income ($ billions)	Average funds managed ($ billions)	Efficiency ratio (%)

16	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Personal banking

•       4.6% growth in total Personal Banking funds managed

•       Strong growth in CIBC-brand funds managed at 6.0%, led by CIBC-brand mortgage growth of 12.5%

•       FirstLine retention of 50% for 2013 exceeded target level of 25%

•       Increased frontline sales force by 5% year-over-year

Average funds managed – Personal banking ($ billions)

Business banking • 4.7% growth in Business Banking funds managed • Business lending grew 5.1% (or 7.1% excluding commercial mortgages) • Business deposits grew 4.5%	Average funds managed – Business banking ($ billions)

CIBC 2013 ANNUAL REPORT	17

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Personal banking	$6,586	$6,309	$6,270
Business banking	1,520	1,501	1,411
Other	213	344	364
Total revenue	8,319	8,154	8,045
Provision for credit losses	930	1,080	1,096
Non-interest expenses	4,147	4,059	4,034
Income before taxes	3,242	3,015	2,915
Income taxes	779	729	731
Net income	$2,463	$2,286	$2,184
Net income attributable to:
Equity shareholders (a)	$2,463	$2,286	$2,184
Efficiency ratio	49.8%	49.8%	50.1%
Return on equity (2)	57.9%	58.3%	64.2%
Charge for economic capital (2) (b)	$(532)	$(507)	$(464)
Economic profit (2) (a+b)	$1,931	$1,779	$1,720
Average assets ($ billions)	$254.9	$253.2	$256.4
Full-time equivalent employees	21,781	21,857	21,658

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $177 million or 8% from 2012, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $165 million or 2% from 2012.

Personal banking revenue was up $277 million or 4%, primarily due to volume growth across most products, wider spreads and higher fees.

Business banking revenue was up $19 million or 1%, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other was down $131 million or 38%, primarily due to lower treasury allocations and lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $150 million or 14% from 2012, primarily due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note.

Non-interest expenses

Non-interest expenses were up $88 million or 2% from 2012, mainly due to higher employee-related compensation relating to an increased number of client-facing employees, and expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia and TD, shown as an item of note.

Income taxes

Income taxes were up $50 million or 7% from 2012, primarily due to higher income.

Average assets

Average assets were up 1% from 2012 due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Excluding exited FirstLine mortgages, average assets grew by 6%.

18	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Attract and deepen client relationships
2.	Seek new sources of domestic assets
3.	Pursue acquisitions and investments

2013 progress

We made good progress in 2013 against our strategic priorities.

Attract and deepen client relationships	Seek new sources of domestic assets	Pursue acquisitions and investments

•     CIBC Investor’s Edge made significant enhancements to its online interface and continued to build value for clients with the launch of the No Fee RESP, the new Exchange Traded Funds (ETF) Centre and an enhanced research centre.

•     In CIBC Wood Gundy, we continued to invest in our strong technology platform with the launch of the latest portfolio management system to support client relationships through enhanced functionalities and advisor-focused work flow.

•     In CIBC Private Wealth Management, we continued to increase our footprint nationally with new branch openings in Ontario and Alberta.

•     We achieved our 19th consecutive quarter of positive retail net sales of long-term mutual funds and had record long-term net sales of $4.8 billion.

•     We are growing our domestic assets by attracting high quality advisors to our full-service brokerage platform, CIBC Wood Gundy.

• We announced our intention to acquire
Atlantic Trust, a U.S. private wealth
management firm as part of our strategic
plan to grow our North American wealth
management business. We expect to
complete this acquisition in the first quarter
of 2014 following regulatory approvals.

•     To complement our organic growth plans
here in Canada, we seek opportunistic
acquisitions and investments that align to
our risk profile.

Our focus for 2014

Our strategic priorities remain the same for 2014. Our focus next year will be to:

•	Attract and deepen client relationships within the high net worth and institutional client segments through our integrated offer
•	Continue to fulfill the wealth management needs of our retail clients
•	Pursue opportunities aligned with our North American growth strategy

2013 financial review

Revenue ($ billions)	Net income ($ millions)	Assets under administration ($ billions)	Mutual funds ($ billions)

CIBC 2013 ANNUAL REPORT	19

Management’s discussion and analysis

Retail brokerage • 8% growth in AUA – retail brokerage • 17% growth in AUA – online brokerage • CIBC Wood Gundy and CIBC Investor’s Edge continued to strengthen client satisfaction indicators	Assets under administration – CIBC Wood Gundy ($ billions)

Asset management

•       8% growth in assets under management
•       Record net sales of long-term mutual funds of $4.8 billion
•       Launched several new funds to meet investors’ evolving investment needs, with a focus on income, solutions for Canadians with U.S. dollars to invest, and protection from rising rates and market volatility

Assets under management – Asset management ($ billions)

Private wealth management

•       9% growth in funds managed
•       CIBC Private Investment Counsel is the fastest growing investment counsellor amongst its peers, according to Investor Economics
•       In April 2013, we announced our intention to acquire Atlantic Trust Private Wealth
Management, a U.S. private wealth management firm

Funds managed and Assets under administration – Private wealth management ($ billions)

20	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Retail brokerage	$1,060	$1,014	$1,082
Asset management	621	560	456
Private wealth management	122	100	98
Total revenue	1,803	1,674	1,636
Provision for credit losses	1	–	4
Non-interest expenses	1,297	1,232	1,241
Income before taxes	505	442	391
Income taxes	117	103	112
Net income	$388	$339	$279
Net income attributable to:
Equity shareholders (a)	$388	$339	$279
Efficiency ratio	72.0%	73.6%	75.9%
Return on equity (2)	20.5%	19.8%	31.7%
Charge for economic capital (2) (b)	$(232)	$(214)	$(116)
Economic profit (2) (a+b)	$156	$125	$163
Average assets ($ billions)	$4.0	$4.0	$3.4
Assets under administration ($ billions)	$233.9	$217.1	$202.9
Full-time equivalent employees	3,840	3,783	3,731

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $49 million or 14% from 2012. Net income increased primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $129 million or 8% from 2012.

Retail brokerage revenue was up $46 million or 5%, primarily due to higher fee-based and commission revenue.

Asset management revenue was up $61 million or 11%, primarily due to higher client assets under management driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in ACI. The prior year included a gain relating to this equity-accounted investment, shown as an item of note.

Private wealth management revenue was up $22 million or 22%, primarily due to higher assets under management, including the impact of the acquisition of the MFS McLean Budden private wealth management business in September 2012.

Non-interest expenses

Non-interest expenses were up $65 million or 5% from 2012, mainly due to higher performance-based compensation.

Income taxes

Income taxes were up $14 million or 14% from 2012, mainly due to higher income.

Assets under administration

Assets under administration were up $16.8 billion or 8% from 2012, primarily due to record net sales of long-term mutual funds and higher average client assets.

CIBC 2013 ANNUAL REPORT	21

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our business strategy

Our strategic plan in Wholesale Banking is to grow our business in targeted industries within our defined risk appetite.

We expect to achieve this by focusing on three key priorities:

1.	Add the most value to our clients in Canada
2.	Serve our priority clients abroad
3.	Identify and export our core capabilities

2013 progress

We made good progress in 2013 against our strategic priorities and in meeting the needs of our clients.

Add the most value to clients in Canada	Serve our priority clients abroad	Identify and export our core capabilities

•     We continued to add value and strengthen service through enhanced client coverage and the delivery of strategic solutions across our businesses.

•     We continued to enhance our leading e-business capabilities to meet client trading needs across asset classes.

•     We provided value to our clients through award-winning research spanning economics, foreign exchange and equities.

•     We helped clients grow globally through expanded lending and advisory capabilities, particularly in the areas of energy, mining and infrastructure.

•     We expanded our suite of capital markets products to support our clients’ businesses, particularly in the areas of foreign exchange, fixed income and commodities in key regions globally.

•     We continued to leverage our industry expertise to grow our global presence in infrastructure and project finance, with a focus on client needs in the U.S., Europe, Australia and the Caribbean.

•     We also continued to invest in our leading energy and mining franchise by strengthening our capabilities in key markets beyond Canada.

Our focus for 2014

Our strategic priorities remain consistent and will be supported by our focus on:

•	Strengthening and expanding client relationships in Canada
•	Extending into key global centres in core Canadian industries
•	Serving client needs across the business, in line with our risk profile

2013 financial review

Revenue ($ billions)	Net income ($ millions)	Economic capital (1) ($ billions)	Average value-at-risk (VaR) ($ millions)

(1)	For additional information, see the “Non-GAAP measures” section.

We participated in a number of key transactions as:

•	Joint bookrunner on Choice Properties REIT’s $460 million IPO of Trust Units, $600 million inaugural bond offering and $500 million senior unsecured credit facility;
•

Joint bookrunner, joint lead arranger and syndication agent for Loblaw Companies Ltd.’s $3.5 billion senior unsecured term loan for Loblaw’s pending acquisition of Shoppers Drug Mart Ltd. as well as joint bookrunner, co-lead arranger and administrative agent for Loblaw’s $1 billion senior unsecured revolving credit facility;

•	Joint bookrunner of Hudson’s Bay Company’s $380 million common share IPO;
•	Financial advisor to Inmet Mining on the sale to First Quantum Minerals for $4.6 billion;
•	Lead or co-lead manager on 96 offerings for Canadian provincial and municipal governments totalling $35.1 billion, including acting as lead manager on 43 offerings totalling $14.1 billion; and
•	Joint bookrunner on BHP Billiton’s $750 million inaugural maple bond offering.

22	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Capital markets

•       2013 Greenwich Share Leader in Overall Canadian Fixed-Income Market Share

Greenwich Associates 2013 Canadian Fixed-Income Investors Study

•       Ranked #1 in Equity Research Quality

Brendan Woods Institutional Investor Survey, September 2013

•       Ranked #1 in Canadian equity trading – by volume, value and number of trades

TSX and ATS Market Share Report, 2009-present

•       Ranked #1 by volume and by deal count in Canadian dollar-denominated debt for governments in Canada

Thomson Reuters True Economics, September 2013

Revenue – Capital markets ($ billions)

Corporate and investment banking

•       Ranked #2 in Canadian M&A announced deal value

Thomson Reuters, September 2013

•       Ranked #1 in Corporate Lending Loan Syndication by number of deals, and #2 by value of deals led

Thomson Reuters Bookrunner League Tables, September 2013

Revenue – Corporate and investment banking ($ millions)

CIBC 2013 ANNUAL REPORT	23

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
Capital markets	$1,268	$1,195	$1,099
Corporate and investment banking	931	801	948
Other	62	64	11
Total revenue (2)	2,261	2,060	2,058
Provision for credit losses	44	142	47
Non-interest expenses	1,319	1,115	1,218
Income before taxes	898	803	793
Income taxes (2)	182	190	250
Net income	$716	$613	$543
Net income attributable to:
Non-controlling interests	$–	$–	$1
Equity shareholders (a)	716	613	542
Efficiency ratio	58.3%	54.1%	59.2%
Return on equity (3)	32.4%	28.8%	30.4%
Charge for economic capital (3) (b)	$(274)	$(271)	$(237)
Economic profit (3) (a+b)	$442	$342	$305
Average assets ($ billions)	$124.4	$117.9	$110.6
Full-time equivalent employees	1,273	1,268	1,206

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $357 million (2012: $281 million; 2011: $189 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $103 million or 17% from 2012, primarily due to higher revenue, a lower provision for credit losses and a lower effective tax rate, partially offset by higher non-interest expenses.

Revenue

Revenue was up $201 million or 10% from 2012.

Capital markets revenue was up $73 million or 6% due to higher revenue from equity derivatives trading and a higher reversal of CVA against credit exposures to derivative counterparties (other than financial guarantors), partially offset by lower fixed income trading revenue and lower equity new issuance revenue. The prior year included a gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple, and a loss relating to the change in valuation of collateralized derivatives to an OIS basis, both included as items of note.

Corporate and investment banking revenue was up $130 million or 16%, primarily due to higher revenue from corporate credit products, higher investment portfolio gains, and higher revenue from U.S. real estate finance, partially offset by lower equity new issuance revenue.

Other revenue was comparable to the prior year. Higher gains in the structured credit run-off business were partially offset by higher losses in other exited portfolios. The current year had an impairment of an equity position associated with our exited U.S. leveraged finance portfolio, while the prior year had the hedge accounting loss on leveraged leases, both shown as items of note.

Provision for credit losses

Provision for credit losses was down $98 million from 2012 mainly due to lower losses in the U.S. real estate finance portfolio. The prior year included losses in the exited U.S. leveraged finance portfolio and the current year included losses in the exited European leveraged finance portfolio, both shown as items of note.

Non-interest expenses

Non-interest expenses were up $204 million or 18% from 2012, mainly due to higher expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. in the current year, and higher performance-based compensation.

Income taxes

Income taxes decreased by $8 million or 4% from 2012. The impact of a decrease in the relative proportion of income earned in higher tax jurisdictions was largely offset by the increased TEB adjustment on higher tax-exempt income.

Average assets

Average assets were up $6.5 billion or 6% from 2012, primarily due to increased trading activity and higher loan balances in corporate credit and U.S. real estate finance.

24	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2013	2012	2011
Net interest income (expense)	$ (50)	$(67)	$(39)
Trading income (loss)	80	35	(93)
FVO gains (losses)	(11)	(12)	27
Other income (loss)	26	45	(1)
Total revenue	45	1	(106)
Provision for credit losses	–	–	3
Non-interest expenses	159	21	69
Loss before taxes	(114)	(20)	(178)
Income taxes	(30)	(5)	(50)
Net loss	$(84)	$(15)	$(128)

Net loss for the year was $84 million (US$84 million), compared with $15 million (US$14 million) for 2012.

The net loss for the year was mainly due to a charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc., a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, and net interest expenses. These were partially offset by gains on unhedged positions, a reduction in CVA relating to financial guarantors and gains on sales and terminations.

During the year, sales and terminations resulted in notional reductions in securities of US$429 million, written credit derivatives of US$480 million and purchased credit derivatives of US$420 million. The completion of these transactions resulted in an aggregate gain of $18 million (US$17 million).

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2013		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$241	$167	$–	$–	$241	$167
CLO	2,533	1	2,455	2,466	2,486	50	4,501	73	141	4
Corporate debt	–	–	–	–	4,271	11	–	–	4,271	13
Other	736	493	42	41	545	41	217	14	12	2
Unmatched	–	–	–	–	–	–	–	–	480	2
	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188
October 31, 2012	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316

(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$10 million (2012: US$9 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$74 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (36%) senior secured leveraged loans. As at October 31, 2013, approximately 27% of the total notional amount of the CLO tranches was rated equivalent to AAA, 69% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A+ or lower. As at October 31, 2013, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 56% was rated between the equivalent of B+ and B-, 5% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.1 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 38-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

CIBC 2013 ANNUAL REPORT	25

Management’s discussion and analysis

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2013, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$277 million and a fair value of US$244 million, tracking notes classified as AFS with a notional value of US$6 million and a fair value of US$2 million, and loans with a notional value of US$57 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$172 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$141 million;

•	US$114 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$99 million; and
•	US$45 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$41 million and carrying value of US$40 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at October 31, 2013, include:

•

US$268 million notional value of written protection with a fair value of US$40 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and

•	US$223 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (S&P and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$45 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2013	CLO	Corporate debt	USRMM– CDO	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$2,664	$–	$–	$36	$–	$2,700	$65	$(11)	$54
Non-investment grade	54	–	–	147	–	201	20	(11)	9
Unrated	1,783	–	–	34	–	1,817	40	(16)	24
	4,501	–	–	217	–	4,718	125	(38)	87
Other counterparties (1)
Investment grade	141	10	241	12	–	404	172	1	173
Unrated	–	4,261	–	–	480	4,741	15	–	15
	$141	$4,271	$241	$12	$480	$5,145	$187	$1	$188
Total	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
October 31, 2012	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585

(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparties is primarily one Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2013 was US$291 million relative to US$15 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the year, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

26	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2013	2012	2011
Revenue
International banking	$593	$582	$566
Other	(193)	79	130
Total revenue (2)	400	661	696
Provision for (reversal of) credit losses	146	69	(3)
Non-interest expenses	851	809	993
Income (loss) before taxes	(597)	(217)	(294)
Income taxes (2)	(430)	(318)	(166)
Net income (loss)	$(167)	$101	$(128)
Net income (loss) attributable to:
Non-controlling interests	$(3)	$8	$10
Equity shareholders	(164)	93	(138)
Full-time equivalent employees	16,145	15,687	15,644

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss was $167 million compared with a net income of $101 million in 2012, mainly due to lower revenue, a higher provision for credit losses and higher non-interest expenses.

Revenue

Revenue was down $261 million or 39% from 2012.

International banking revenue was up $11 million or 2% from 2012, primarily due to a gain on sale of the private wealth management (Asia) business in the current year, included as an item of note.

Other revenue was down $272 million from 2012 due to lower unallocated treasury revenue and a higher TEB adjustment.

Provision for (reversal of) credit losses

Provision for credit losses was up $77 million due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a lower collective allowance relating to the commercial lending portfolio.

Non-interest expenses

Non-interest expenses were up $42 million or 5% from 2012, primarily due to a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Income taxes

Income tax benefit was up $112 million, primarily due to a higher TEB adjustment and lower income.

CIBC 2013 ANNUAL REPORT	27

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2013	2012
Assets
Cash and deposits with banks	$6,379	$4,727
Securities
Trading	44,068	40,330
AFS	27,627	24,700
FVO	287	304
	71,982	65,334
Securities borrowed or purchased under resale agreements	28,728	28,474
Loans and acceptances
Residential mortgages	150,938	150,056
Personal	34,441	35,323
Credit card	14,772	15,153
Business and government	57,921	54,060
Allowance for credit losses	(1,698)	(1,860)
	256,374	252,732
Derivative instruments	19,947	27,039
Other assets	14,979	15,079
	$398,389	$393,385
Liabilities and equity
Deposits
Personal	$125,034	$118,153
Business and government	133,100	125,055
Bank	5,592	4,723
Secured borrowings	49,802	52,413
	313,528	300,344
Capital Trust securities	1,638	1,678
Obligations related to securities lent or sold short or under repurchase agreements	20,313	21,259
Derivative instruments	19,724	27,091
Acceptances	9,721	10,481
Other liabilities	10,808	10,671
Subordinated indebtedness	4,228	4,823
Equity	18,429	17,038
	$398,389	$393,385

Assets

Total assets as at October 31, 2013 were up $5.0 billion or 1% from 2012.

Cash and deposits with banks were up $1.7 billion or 35%, mainly due to higher treasury deposit placements.

Securities increased by $6.6 billion or 10%, due to an increase in trading and AFS securities. Trading securities increased mainly in corporate equities and debt, partially offset by lower government issued or guaranteed securities. AFS securities increased mainly in corporate debt and mortgage-backed securities, partially offset by lower government issued or guaranteed securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements increased by $254 million or 1%, due to client-driven activities.

Loans and acceptances increased by $3.6 billion or 1%. Residential mortgages were up $882 million or 1% due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were down $882 million or 2% and credit card loans were down $381 million or 3% mainly due to net repayments. Business and government loans and acceptances were up $3.9 billion or 7% due to growth in our Canadian and U.S. portfolios. Further details on the composition of loans and acceptances are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments decreased by $7.1 billion or 26%, largely driven by interest rate derivatives valuations.

Liabilities

Total liabilities as at October 31, 2013 were up $3.6 billion or 1% from 2012.

Deposits were up $13.2 billion or 4%, driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $946 million of 4%, due to client-driven activities.

Derivative instruments decreased by $7.4 billion or 27% largely driven by interest rate derivatives valuations.

Subordinated indebtedness decreased by $595 million or 12%, primarily due to redemption/cancellations during the year. See the “Capital management and planning” section for more details.

28	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Equity

Equity as at October 31, 2013 was up $1.4 billion or 8% from 2012, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by the repurchase and cancellation of common shares under the normal course issuer bid, as explained in the “Capital management and planning” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

In order to promote a more resilient banking sector and strengthen global capital standards, the BCBS developed significant enhancements and capital reforms. This revised framework, referred to as Basel III, was effective from the first quarter of 2013. The most significant aspects of the reforms are measures to improve the quality of capital and increase capital requirements for the global financial system.

OSFI mandated all institutions to have established target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer (which can only be met with CET1 capital) by the first quarter of 2013. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings and accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, subject to phase-out rules for capital instruments that are non-qualifying.

On March 26, 2013, OSFI released its guidance on domestic systemically important banks (DSIBs) and the associated capital surcharge. CIBC is considered to be a DSIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. DSIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Following a previous deferral of credit valuation capital charges for bilateral over-the-counter (OTC) derivatives, on August 21, 2013, OSFI advised that the charge will now be phased-in over a five-year period beginning January 1, 2014. OSFI has also provided two options for calculating the CVA RWAs for purposes of the CET1, Tier 1 and Total Capital ratios during 2014 – 2018. The CVA phase-in applies to the all-in capital ratios.

CIBC 2013 ANNUAL REPORT	29

Management’s discussion and analysis

Basel leverage ratio proposal

The Basel III capital reforms included a non-risk based capital metric, the leverage ratio, to supplement risk-based capital requirements. On June 26, 2013, the BCBS issued a consultative document for comment which provided clarification of the leverage ratio requirements published in the Basel III document dated December 2010 (as revised June 2011). The ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of on-balance sheet assets and adjustments for secured financing transaction exposures and derivative exposures as specified under the proposed rules. Other off-balance sheet exposures, such as credit commitments and direct credit substitutes will be added to the Exposure Measure, but items deducted from Tier 1 capital will be excluded.

The BCBS requires banks to calculate and disclose their leverage ratio under a common methodology beginning in 2015. The proposal states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

Pending review of the final leverage requirements that will be developed by the BCBS for implementation in 2018, OSFI expects institutions to continue to meet the current assets-to-capital multiple (ACM) test and to operate at or below their authorized multiple.

Continuous enhancement to risk-based capital requirements

The BCBS continues to propose changes to the existing risk-based capital requirements with the objective of clarifying and increasing the capital requirements for certain business activities. Since the start of the fiscal year, the BCBS has published a series of consultative documents for comment. No implementation dates have been set for the recently published proposals, which include: “Revisions to the Basel Securitization Framework”, “Recognising the cost of credit protection purchased”, “The non-internal model method for capitalizing counterparty credit risk exposures”, “Capital treatment of bank exposures to central counterparties”, “Capital requirements for banks’ equity investments in funds”, and “Fundamental review of the trading book: A revised market risk framework”.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation internal ratings-based
(IRB), and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with assets in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

For derivatives, Basel provides three approaches for calculating counterparty credit risk capital requirements – standardized, current exposure method (CEM) and internal model
method (IMM).

For repo-style transactions, Basel provides for two approaches for calculating capital requirements – simple and comprehensive, with either standard supervisory haircuts, or own-estimate
haircuts.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book –
standardized and IRB approaches.

We have adopted the AIRB approach for the majority of our
credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. Some portfolios deemed
immaterial remain on the standardized approach.

We utilize CEM for quantifying counterparty credit exposure
for OTC derivatives. Under this methodology, exposure is
calculated as the replacement cost (positive MTM) plus the
potential future exposure.

We utilize the comprehensive approach with supervisory
haircuts for repo-style transactions. Some portfolios deemed immaterial remain on the simple approach.

For certain exposures which fall under the securitization
framework, we utilize the IRB approach.

Equity	Equity exposures in the banking book can be assessed under standardized, simple risk weight or IRB approaches.	We use the simple risk weight approach for equity exposures in the banking book, using a risk weighting prescribed by OSFI.
Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risks and
determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal
models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed
VaR, and IRC. We also use the IRB approach for trading book
securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA to calculate the operational risk capital.

30	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Transition from Basel II to Basel III

Effective the first quarter of 2013, regulatory capital requirements are based on the Basel III methodology, while requirements for 2012 were determined on a Basel II basis.

Key changes between Basel III and Basel II are noted below:

All-in basis

On an all-in basis under Basel III, regulatory adjustments are deducted from common equity for the purpose of calculating the CET1 ratio. The regulatory adjustments include a broad range of items, such as goodwill, intangible assets, pension assets, deferred tax assets and equity investments in financial entities subject to investment thresholds and limits.

The major changes to RWAs due to the implementation of Basel III are as follows:

•	A 1.25 multiplier is applied to the correlation parameter for exposures to financial institutions under the AIRB approach, subject to certain criteria;
•

Items that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that were deducted from capital) are now risk-weighted at 1,250%;

•

Significant investments in the equity of financial entities and deferred tax assets arising from temporary differences are only deducted if they exceed certain thresholds; the amounts not deducted are risk weighted at 250%; and

•	Higher capital requirements for exposures that give rise to greater degrees of wrong-way risk.

Transitional basis

On a transitional basis certain deductions from capital will be phased in at 20% per year starting in 2014. The amount not yet deducted from capital is risk-weighted accordingly. Therefore, under Basel III, transitional RWAs differ from RWAs on an all-in basis.

As a result of the change in methodology, the regulatory capital information as at October 31, 2012 and October 31, 2013 is not comparable.

The components of our regulatory capital and ratios under Basel III (all-in basis) are shown in the table below:

$ millions, as at	2013 Oct. 31	2013 Jul. 31
Common Equity Tier 1 (CET1) capital
Common shares and contributed surplus	$7,835	$7,839
Retained earnings	8,402	8,026
AOCI	309	179
Common share capital issued by subsidiaries and held by third parties (amount allowed in CET1)	81	83
Common Equity Tier 1 capital before regulatory adjustments	16,627	16,127
Common Equity Tier 1 capital: regulatory adjustments
Goodwill (net of related tax liability)	1,663	1,653
Other intangible assets (net of related tax liability)	678	666
Deferred tax assets excluding those arising from temporary differences (net of related tax liability)	87	78
Defined benefit pension fund net assets (net of related tax liability)	657	639
Significant investments in financial institutions (amount above 10% threshold)	446	417
Other	303	191
Total regulatory adjustments to Common Equity Tier 1	3,834	3,644
Common Equity Tier 1 capital (CET1)	12,793	12,483
Additional Tier 1 (AT1) capital: instruments
Non-cumulative preferred shares (1)	881	881
Non qualifying capital instruments subject to phase out (2)	2,255	2,255
Additional Tier 1 Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	9	9
Additional Tier 1 capital before regulatory adjustments	3,145	3,145
Additional Tier 1 capital: regulatory adjustments
Valuation adjustments for less liquid positions	50	50
Total regulatory adjustments to Additional Tier 1 capital	50	50
Additional Tier 1 capital	3,095	3,095
Tier 1 capital	15,888	15,578
Tier 2 capital: instruments and provisions
Subordinated indebtedness (net of amortization) subject to phase out	3,972	3,972
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	11	11
Collective allowance	90	100
Tier 2 capital before regulatory adjustments	4,073	4,083
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital	4,073	4,083
Total capital	19,961	19,661
Total risk weighted assets	$136,747	$133,994
Capital ratios
CET1 ratio	9.4%	9.3%
Tier 1 capital ratio	11.6%	11.6%
Total capital ratio	14.6%	14.7%

(1)	Comprises non-cumulative Class A Preferred Shares series 26, 27, 29 which are treated as non-viability contingent capital in accordance with OSFI’s capital adequacy guidelines.
(2)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes) and non-cumulative preferred shares series 33, 35, 37.

CIBC 2013 ANNUAL REPORT	31

Management’s discussion and analysis

The components of our regulatory capital and ratios on a transitional basis are shown in the table below:

$ millions, as at	2013 Oct. 31		2013 Jul. 31
CET1 capital	$16,698		$16,218
Tier 1 capital	17,830		17,412
Total capital	21,601		21,251
Risk-weighted assets	151,338		152,176
CET1 ratio	11.0%		10.7%
Tier 1 ratio	11.8%		11.4%
Total capital ratio	14.3%		14.0%
Asset-to-capital multiple	18.0	x	18.1	x

The components of our RWAs and corresponding minimum total capital requirements are shown in the table below:

	Basel III				Basel II
$ millions, as at	2013 Oct. 31		2013 Jul. 31			2012 Oct. 31
	RWA (All-in-basis)	Minimum total capital required (1)	RWA (All-in-basis)	Minimum total capital required (1)	RWA	Minimum total capital required
Credit risk
Standardized approach
Corporate	$3,621	$290	$3,375	$270	$3,750	$300
Sovereign	399	32	433	35	670	54
Banks	227	18	228	18	206	16
Real estate secured personal lending	1,575	126	1,615	129	1,620	130
Other retail	572	46	1,528	122	1,680	134
	6,394	512	7,179	574	7,926	634
AIRB approach
Corporate	45,669	3,654	44,691	3,575	39,237	3,139
Sovereign	1,704	136	1,738	139	1,727	138
Banks	5,169	414	4,561	365	2,840	227
Real estate secured personal lending	7,508	601	7,656	612	4,825	386
Qualifying revolving retail	18,775	1,502	16,908	1,353	15,852	1,268
Other retail	5,643	451	5,337	427	5,011	401
Equity	845	68	842	67	901	72
Trading book	3,085	247	3,142	251	2,064	165
Securitization	2,830	226	2,996	240	2,621	210
Adjustment for scaling factor	5,449	436	5,244	420	4,505	360
	96,677	7,735	93,115	7,449	79,583	6,366
Other credit RWA (2)	12,030	962	11,921	954	5,851	468
Total credit risk	115,101	9,209	112,215	8,977	93,360	7,468
Market risk (Internal Models and IRB Approach)
VaR	696	56	685	55	983	79
Stressed VaR	876	70	1,365	109	1,141	91
Incremental risk charge	1,854	148	1,326	106	886	71
Securitization	34	3	20	2	23	2
Total market risk	3,460	277	3,396	272	3,033	243
Operational risk (AMA)	18,186	1,455	18,383	1,471	18,836	1,507
	$136,747	$10,941	$133,994	$10,720	$115,229	$9,218

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer, and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks, that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Effective 2013, certain items that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that are deducted from capital) are now risk-weighted at 1,250%. Other items are only deducted under Basel III if they exceed certain thresholds; the amounts not deducted are risk-weighted at 250%.

Basel III – October 31, 2013 compared with July 31, 2013

On an all-in basis, the CET1 ratio increased 0.1% from July 31, 2013 to October 31, 2013. The favourable impact of an increase in CET1 capital due to internal capital generation (net income and common shares issued, less dividends and shares repurchased for cancellation), net of increased regulatory capital deductions, was offset by an increase in RWAs during the quarter. Additional information for changes in regulatory capital (all-in basis) is provided below.

The all-in RWAs increased by $2.8 billion over the quarter, primarily driven by normal course business growth in Retail and Business Banking and Wholesale Banking, and an increase in RWAs due to the migration from a standardized calculation approach to an AIRB calculation approach for the MasterCard portfolio acquired from Citi Cards Canada Inc. Additional information for changes in RWAs (all-in basis) is provided below.

The ACM decreased 0.1 times from July 31, 2013. The increase in capital during the quarter was sufficient to offset the increase in gross assets for the ACM this quarter.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trusts (Cards II Trust and Broadway Trust) as we provide non-contractual support to those trusts. Applying this treatment resulted in a reduction of our Basel III CET1, Tier 1 and Total capital ratios by approximately 0.20%, 0.22% and 0.24%, respectively (2012 Basel II impacts to Tier 1 and Total capital ratios: 0.42% and 0.55%, respectively).

32	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Changes in regulatory capital (all-in basis) under Basel III are shown in the table below:

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$19,661
Issue of common shares	14
Purchase of common shares for cancellation	(18)
Net income attributable to equity shareholders	843
Preferred and common shares dividends	(408)
Premium on purchase of common shares for cancellation	(59)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	50
Net change in AFS securities	67
Net change in cash flow hedges	13
Change in shortfall of allowance to expected losses	(84)
Goodwill and other intangible assets	(22)
Other, including change in regulatory adjustments	(96)
Balance at end of period	$19,961

The following tables show the movement in RWAs (all-in-basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the three months ended October 31, 2013	Credit risk	Of which counterparty credit risk	(1)
Balance at beginning of period	$112,215	$4,859
Book size (2)	1,706	526
Book quality (3)	(155)	(73)
Model updates (4)	598	59
Methodology and policy (5)	535	–
Acquisitions and disposals	–	–
Foreign exchange movements	573	89
Other	(371)	61
Balance at end of period	$115,101	$5,521

Market risk

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$3,396
Movement in risk levels (6)	29
Model updates (4)	–
Methodology and policy (5)	–
Acquisitions and disposals	–
Foreign exchange movements	35
Other	–
Balance at end of period	$3,460

Operational risk

$ millions, for the three months ended October 31, 2013
Balance at beginning of period	$18,383
Movement in risk levels (7)	(197)
Balance at end of period	$18,186

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry wide basis (i.e. Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Relates to changes in open positions and market data.
(7)	Relates to changes in loss experience and business environment and internal control factors.

CIBC 2013 ANNUAL REPORT	33

Management’s discussion and analysis

The components of our regulatory capital under Basel II(1) are shown in the table below:

$ millions, as at October 31, 2012
Tier 1 capital (2)
Common shares	$7,751
Contributed surplus	85
Retained earnings	7,042
Adjustment for transition to IFRS (3)	274
Foreign currency translation adjustments	(88)
Non-cumulative preferred shares	1,706
Innovative instruments (4)	1,678
Certain non-controlling interests in subsidiaries	172
Goodwill	(1,702)
Other deductions	(43)
50/50 deductions from each of Tier 1 and Tier 2 (5)	(935)
15,940
Tier 2 capital
Perpetual subordinated indebtedness	219
Other subordinated indebtedness (net of amortization)	4,398
Net after-tax unrealized holding gains on AFS equity securities	196
Eligible allowance	106
50/50 deductions from each of Tier 1 and Tier 2 (5)	(935)
3,984
Total regulatory capital	$19,924
Total RWAs	$115,229
Regulatory capital ratios
Tier 1 capital ratio	13.8%
Total capital ratio	17.3%
ACM	17.4	x

(1)	Basel II standards required that banks maintain a minimum Tier 1 and Total capital ratios of 4% and 8% respectively. OSFI had established that Canadian deposit-taking institutions maintain Tier 1 and Total capital ratios of at least 7% and 10% respectively.
(2)	Excludes short trading positions in CIBC capital instruments.
(3)	Incorporates OSFI’s IFRS transitional relief election over five quarters starting November 1, 2011.
(4)	On March 13, 2009 CIBC Capital Trust, wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes-Series A due June 30, 2018 and $300 million of 10.25% CIBC Tier 1 Notes-Series B due June 30, 2018 (together, the Tier 1 Notes). The Tier 1 Notes qualify as our Tier 1 regulatory capital.
(5)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), investment in insurance activities and substantial investments in unconsolidated entities.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP) which includes oversight by the Board of Directors (the Board). Our capital management policies, established by the Board, are reviewed and re-approved each year in support of the ICAAP. The policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Where appropriate, there are guidelines associated with each policy which are intended to translate the higher-level policies into manageable measures. The guidelines are not intended to be inflexible, but to provide guidance on expectations under a typical operating environment, and to flag circumstances when actual results vary significantly from the guidelines. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. Our target is to have Basel III capital ratios that exceed the regulatory targets set by OSFI. We perform a sensitivity analysis and stress testing of our regulatory capital metrics with respect to changes in asset levels and profit levels in accordance with enterprise-wide stress testing scenarios discussed further below.

Capital initiatives

The following main capital initiatives were undertaken in 2013:

Subordinated debt

On June 6, 2013, we redeemed all $550 million of our 5.15% Medium Term Notes (subordinated indebtedness) due June 6, 2018. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal value, and accrued but unpaid interest.

During the year, we purchased and cancelled $8 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

Normal course issuer bid

Pursuant to the normal course issuer bid announced on August 30, 2012, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million during the year ended October 31, 2013. This completed the purchase of all shares pursuant to this normal course issuer bid.

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014. As of October 31, 2013, we purchased and cancelled 923,900 common shares under this bid at an average price of $83.38 for a total amount of $77 million.

Dividends

We paid quarterly dividends of 94 cents per common share for the first two quarters of 2013. From the third quarter of 2013, we increased our quarterly dividend to 96 cents per common share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

34	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Enterprise-wide stress testing

We perform enterprise-wide stress testing on a regular basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested and the independent Risk Management and Finance functions lead the process. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottoms-up analysis of each of our portfolios. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee (RMC) and are also shared with the Board and OSFI. The results of our last internal enterprise-wide stress testing exercise show that we remain well capitalized and above the required regulatory minimum levels, which includes a 7% CET1 ratio until 2015 and 8% CET1 ratio starting in 2016.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Stress testing is also integrated into our recovery and resolution planning process.

Additional information on credit, market and liquidity risks stress testing are provided in the respective “Management of risk” sections.

CIBC 2013 ANNUAL REPORT	35

Management’s discussion and analysis

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital is comprised primarily of credit, market, operational and strategic risk capital.

Total average economic capital by risk type	Total average economic capital by segment

(1)	Includes investment risk.

Outstanding share data

	Conversion of common shares (1)
	Shares outstanding		CIBC’s conversion date
As at November 29, 2013	No. of shares	$ millions
Common shares (2)	398,658,183	$7,748
Class A Preferred Shares
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$1,706
Stock options outstanding	4,206,997

(1)	Preferred shareholders do not have the right to convert their shares into common shares.
(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI, which has been incorporated into the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

36	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2013, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.1 billion (2012: $1.6 billion). The estimated weighted-average life of these assets was 1.1 years (2012: 9 months). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $9 million (2012: $23 million). Our committed backstop liquidity facilities to these conduits were $3.2 billion (2012: $2.2 billion). We also provided credit facilities of $30 million (2012: $30 million) to these conduits as at October 31, 2013.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million. As at October 31, 2013, we funded $81 million (2012: $80 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the lower rating.

For additional details on our structured entities, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2013			2012 (1)
	Investment and loans (2)	Undrawn liquidity and credit facilities	Written credit derivatives (3)	Investment and loans (2)	Undrawn liquidity and credit facilities	Written credit derivatives (3)
CIBC-sponsored conduits	$90	$2,151	$–	$103	$1,634	$–
CIBC-structured CDO vehicles	135	43	134	232	40	207
Third-party structured vehicles
Structured credit run-off	3,456	236	2,966	4,313	333	4,382
Continuing	540	–	–	1,004	23	–
Pass-through investment structures	3,090	–	–	2,182	–	–
Commercial mortgage securitization trust	5	–	–	1	–	–

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3.0 billion (2012: $3.7 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(3)	The negative fair value recorded on the consolidated balance sheet was $368 million (2012: $1.2 billion). Notional of $2.7 billion (2012: $3.3 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $213 million (2012: $307 million). An additional notional of $161 million (2012: $1.0 billion) was hedged through a limited recourse note. Accumulated fair value losses were $15 million (2012: $26 million) on unhedged written credit derivatives.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2013 ANNUAL REPORT	37

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

38	Risk overview
39	Risk governance structure
39	Risk management structure
40	Risk management process
40	Risk appetite statement
41	Risk policies and limits
42	Risk identification and measurement
43	Stress testing
43	Risk treatment / mitigation

43	Top and emerging risks

45	Risks arising from business activities

46	Credit risk
46	Governance and management
46	Policies
47	Process and control

47	Risk measurement
49	Exposure to credit risk
51	Credit quality of portfolios
53	Credit quality performance
55	Exposure to certain countries and regions
57	Selected exposures in certain selected activities
58	Settlement risk

59	Market risk
59	Governance and management
59	Policies
59	Process and control
59	Risk measurement
60	Trading activities
63	Non-trading activities
64	Pension risk

65	Liquidity risk
65	Governance and management
65	Policies
65	Process and control
65	Risk measurement
66	Liquid and encumbered assets
67	Funding
69	Contractual obligations

70	Other risks
70	Strategic risk
70	Insurance risk
71	Operational risk
72	Technology, information and cyber security risk
72	Reputation and legal risk
72	Regulatory risk
72	Environmental risk

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, and effective management of risks is fundamental to CIBC’s success. Our objective is to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(1)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(2)	As the second line of defence, CIBC’s risk management, compliance and other control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(3)	As the third line of defence, CIBC’s Internal Audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

38	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

RMC: This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:

•

Asset Liability Committee (ALCO): This committee, which comprises the SET and senior Business and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures.

•

Global Risk Committee (GRC): This committee, which comprises the SET and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risk Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.

The Risk Management organization structure is illustrated below:

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Management’s discussion and analysis

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The seven key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios;

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Risk Services – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies and CIBC’s operational risk framework;

•	Balance Sheet, Liquidity and Pension Risk Management – This unit is responsible for overseeing capital management, funding and liquidity management, as well as CIBC’s pension risk; and
•	Global Regulatory Affairs and Risk Control – This unit is responsible for overseeing our risk controls and regulatory reporting.

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

Adherence to our risk appetite statement ensures we have sound risk management across all risk categories, combined with competitive productivity, supported by strong capital and funding positions. It also defines how we will conduct business, consistent with the following objectives:

•	Safeguarding our reputation and brand
•	Engaging in client oriented businesses that we understand
•	Maintaining a balance between risk and returns
•	Retaining a conservative attitude towards tail and event risk
•	Achieving/maintaining a AA rating

Our risk appetite statement also contains metrics to define our risk tolerance levels and facilitate assessment of our risk profile against our risk appetite.

Our risk appetite statement is updated annually in conjunction with our strategic planning cycle and is approved by the Board. The Board and Senior Management regularly receive and review reporting on our risk profile against the risk appetite targets and limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure the risk exposure is within our risk appetite; these decisions require approval from the SET and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

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Management’s discussion and analysis

Risk culture

At CIBC, we strive to achieve a consistent and effective risk culture throughout the organization, promoted through both formal and informal channels. Each year all employees are required to complete formal training on reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. In addition to this mandatory training, we communicate all material related to risk culture (i.e., risk appetite statement, risk management priorities, principles, policies and procedures) through our internal website and internal news releases.

Our risk appetite statement is reviewed annually at our Global Leadership Team (all Vice Presidents and above) meetings and reinforced at all levels through town halls and other forums.

Risk input into compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking with respect to adherence to risk appetite. Risk Management also provides assessments on specific risk incidents which may directly impact individual compensation awards.

The Management Resources and Compensation Committee (MRCC) oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•

Reviewing, in a joint session with the RMC, an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the SET and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

Risk policies and limits

Our risk policy and limits framework is intended to ensure risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risk types, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. These frameworks are supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

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Management’s discussion and analysis

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses, and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our internal capital adequacy assessment processes, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of regulatory capital over economic capital.

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to capitalize a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and on-going documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including for example, the discriminative power of rating systems and the reasonableness of capital parameters;

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Management’s discussion and analysis

•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Review Committee (MPRC);
•	Maintaining a Risk Register to ensure all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings at the MPRC.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risks/risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or ALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis.

This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Canadian consumer debt and the housing market

Canadians have been increasing debt levels over the past half decade at a pace that has exceeded growth in their income. Most of the increase in household debt levels is driven by higher levels of mortgage debt, which is tied to the Canadian housing market. Concerns have been raised by both the International Monetary Fund and the Bank of Canada regarding growth of the debt burden of Canadian households. Due to the recession and the global financial crisis experienced in 2008, interest rates have declined to a very low level. Based on historical observations, the level of interest rates is not sustainable in the long run and rates are expected to rise sometime in the future. When interest rates start to rise, the ability of Canadians to repay their loans may be adversely affected, which may trigger a correction in the housing market, which in turn could result in credit losses to banks. Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt will continue to be an ongoing concern. For additional details on our credit risk mitigation strategies and the latest status of our real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

U.S. fiscal deficit risk

The U.S. government continues to accumulate a high level of debt relative to its economic output. The agreement to avoid the fiscal cliff in early 2013 succeeded in heading off a potential negative economic impact. However, in October 2013, the U.S. federal government was shut down and curtailed most routine operations for 16 days after Congress failed to enact legislation appropriating funds for fiscal year 2014. On October 16, 2013, both houses of Congress voted to end the partial government shutdown and passed a bill which raised the debt limit through February 7, 2014. In 2013, Moody’s revised the U.S. credit rating outlook to Aaa-stable from Aaa-negative based on the latest status of the U.S. economy. However, given the high debt levels and the fragile recovery, there is still a potential for the U.S. economy to re-enter into a recession. A weaker U.S. economy could lead to a Canadian economic slowdown or recession, which affects credit demand in Canada and typically increases credit losses. For additional details on our exposures to the U.S. real estate finance and the U.S. leveraged finance sectors, see the “Selected exposures in certain selected activities” section in Credit risk.

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Management’s discussion and analysis

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Other risks” section.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth has serious negative implications for general economic and banking activities.

China economic policy risk

In recent years, the Chinese government has not been able to balance its economic policies to effectively manage growth. Even though fears of a hard landing have receded substantially, the issues of easy credit and deteriorating credit quality have not been addressed, causing stress in the banking sector as well as in the shadow banking system. Economic growth is expected to be modest by historical standards, with a medium-term growth rate trend at 7.5%, notably lower than the double-digit growth of the recent past. We have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect our clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

European sovereign debt crisis

While the European Central Bank’s new outright monetary transactions programme has eased pressure on peripheral bond yields and has led to a normalization of financial conditions, thus ensuring the safety of the euro, risks to the global financial markets from Europe’s sovereign debt crisis have not completely dissipated. Unfavourable economic or political events could bring the debt crisis into sharper focus again, denting financial market confidence and keeping any recovery in Eurozone growth in low gear. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Regulatory developments

See the “Accounting and control matters” section for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 31 to the consolidated financial statements for additional information on accounting developments.

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Management’s discussion and analysis

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs:

(1)	Treasury activities are included in Corporate and Other in the table above.
(2)	Includes counterparty credit risk of $5,154 million.
(3)	Includes counterparty credit risk of $367 million.

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Management’s discussion and analysis

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit include our trading activities, including our over-the-counter derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is risk management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. In addition to risk management, compliance and other control functions provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.

Policies

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to the bank’s risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk rating band for large exposures (i.e., risk rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as, unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

We mitigate the credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs).

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either parties’ side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

In accordance with various global initiatives, we will, going forward, clear all eligible derivatives through central counterparties (CCPs). In addition, where feasible, we will novate derivatives to a CCP in an effort to reduce overall credit risk exposure. Credit derivatives are also used to reduce industry sector concentrations and single-name exposure.

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Management’s discussion and analysis

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. These solutions are intended to increase the ability of borrowers to service their obligation by providing often more favourable conditions than those originally provided.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current year, $90 million of loans have undergone TDR.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

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Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). In the fourth quarter of 2013, credit card receivables related to the MasterCard portfolio acquired from Citi Cards Canada Inc. are also subject to the AIRB approach. Previously these credit card receivables were subject to the standardized approach.

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct regular stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our mortgage and HELOC portfolio stress testing.

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Management’s discussion and analysis

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $519 million in 2013, primarily due to business growth in our corporate and commercial lending portfolios.

$ millions, as at October 31			2013			2012
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$50,634	$3,336	$53,970	$43,836	$3,448	$47,284
Undrawn commitments	29,742	350	30,092	28,023	233	28,256
Repo-style transactions	23,778	7	23,785	29,823	138	29,961
Other off-balance sheet	9,600	131	9,731	8,332	180	8,512
OTC derivatives	4,037	–	4,037	3,430	–	3,430
	117,791	3,824	121,615	113,444	3,999	117,443
Sovereign
Drawn	20,848	3,051	23,899	20,849	2,687	23,536
Undrawn commitments	5,096	–	5,096	4,617	–	4,617
Repo-style transactions	5,766	–	5,766	5,666	–	5,666
Other off-balance sheet	311	–	311	486	–	486
OTC derivatives	2,254	–	2,254	3,055	5	3,060
	34,275	3,051	37,326	34,673	2,692	37,365
Banks
Drawn	12,534	999	13,533	10,981	730	11,711
Undrawn commitments	882	–	882	568	–	568
Repo-style transactions	28,431	–	28,431	21,449	–	21,449
Other off-balance sheet	41,974	–	41,974	43,504	–	43,504
OTC derivatives	6,964	6	6,970	7,941	9	7,950
	90,785	1,005	91,790	84,443	739	85,182
Total business and government portfolios (gross)	242,851	7,880	250,731	232,560	7,430	239,990
Less: repo collateral	51,613	–	51,613	48,152	–	48,152
Total business and government portfolios (net)	191,238	7,880	199,118	184,408	7,430	191,838
Retail portfolios
Real estate secured personal lending
Drawn	165,295	2,193	167,488	165,482	2,183	167,665
Undrawn commitments	19,884	–	19,884	28,811	–	28,811
	185,179	2,193	187,372	194,293	2,183	196,476
Qualifying revolving retail
Drawn	22,749	–	22,749	21,313	–	21,313
Undrawn commitments	44,415	–	44,415	39,745	–	39,745
Other off-balance sheet	386	–	386	341	–	341
	67,550	–	67,550	61,399	–	61,399
Other retail
Drawn	7,752	705	8,457	7,791	2,159	9,950
Undrawn commitments	1,125	20	1,145	1,222	20	1,242
Other off-balance sheet	31	–	31	29	16	45
	8,908	725	9,633	9,042	2,195	11,237
Total retail portfolios	261,637	2,918	264,555	264,734	4,378	269,112
Securitization exposures (1)	16,799	–	16,799	19,003	–	19,003
Gross credit exposure	521,287	10,798	532,085	516,297	11,808	528,105
Less: repo collateral	51,613	–	51,613	48,152	–	48,152
Net credit exposure	$469,674	$10,798	$480,472	$468,145	$11,808	$479,953

(1)	Under internal ratings based approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2013 ANNUAL REPORT	49

Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes have been deemed immaterial, and are subject to the standardized approach. Credit card receivables related to the MasterCard portfolio acquired from Citi Cards Canada Inc., that were subject to the standardized approach until 2012, are now subject to the AIRB approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

	Risk-weight category							2013	2012
$ millions, as at October 31	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$117	$–	$3,707	$–	$3,824	$3,999
Sovereign	2,532	18	–	231	–	251	19	3,051	2,692
Bank	–	944	–	46	–	15	–	1,005	739
Real estate secured personal lending	–	–	115	–	2,078	–	–	2,193	2,183
Other retail	–	–	–	–	608	117	–	725	2,195
	$2,532	$962	$115	$394	$2,686	$4,090	$19	$10,798	$11,808

Counterparty credit exposures

We have counterparty credit exposure that arises from our OTC derivatives, and our repo-style transactions. The nature of our derivatives exposure is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchanges rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative MTM receivables

$ billions, as at October 31		2013	2012
	Exposure (1)
Investment grade	$4.59	85.0%	$5.46	81.4%
Non-investment grade	0.78	14.5	1.22	18.2
Watchlist	0.03	0.5	0.02	0.2
Default	–	–	0.01	0.1
Unrated	–	–	0.01	0.1
	$5.40	100.0%	$6.72	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $51.6 billion (2012: $48.2 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2013	Canada	U.S.	Europe	Other	Total
Drawn	$56,988	$18,479	$3,706	$4,843	$84,016
Undrawn commitments	28,389	5,732	1,003	596	35,720
Repo-style transactions	3,826	1,879	271	386	6,362
Other off-balance sheet	39,597	8,528	3,642	118	51,885
OTC derivatives	6,338	2,050	4,027	840	13,255
	$135,138	$36,668	$12,649	$6,783	$191,238
October 31, 2012	$135,561	$30,594	$12,325	$5,928	$184,408

50	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $51.6 billion (2012: $48.2 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2013 Total	2012 Total
Commercial mortgages	$7,856	$75	$–	$–	$–		$7,931	$7,628
Financial institutions	18,641	2,942	5,913	46,174	9,266	(1)	82,936	83,426
Retail and wholesale	3,085	2,530	–	306	31		5,952	5,305
Business services	4,159	1,570	–	277	27		6,033	5,583
Manufacturing - capital goods	1,750	1,466	–	105	45		3,366	2,833
Manufacturing - consumer goods	2,333	1,078	–	155	24		3,590	3,019
Real estate and construction	12,805	3,972	–	807	105		17,689	15,011
Agriculture	3,757	1,058	–	55	33		4,903	4,718
Oil and gas	4,204	7,191	–	1,221	920		13,536	11,658
Mining	1,150	2,347	–	490	55		4,042	3,663
Forest products	483	500	–	144	37		1,164	1,125
Hardware and software	841	413	1	35	6		1,296	999
Telecommunications and cable	718	902	–	456	108		2,184	1,864
Broadcasting, publishing and printing	283	246	–	202	2		733	846
Transportation	1,812	1,489	–	271	142		3,714	2,799
Utilities	2,026	3,818	–	985	325		7,154	5,768
Education, health, and social services	1,359	844	6	59	74		2,342	2,402
Governments	16,754	3,279	442	143	2,055		22,673	25,761
	$84,016	$35,720	$6,362	$51,885	$13,255		$191,238	$184,408

(1)	Includes $91 million (2012: $269 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.

As at October 31, 2013, we had no credit protection purchased against our business and government loans (2012: $34 million). The decrease during the year was due to our decision not to replace hedge contracts as they matured.

Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at October 31				2013	2012
	EAD
Grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$54,713	$28,462	$63,705	$146,880	$142,377
Non-investment grade	33,169	530	1,664	35,363	32,855
Watchlist	525	–	9	534	732
Default	531	–	–	531	816
Total risk-rated exposure	$88,938	$28,992	$65,378	$183,308	$176,780
Strong				7,127	7,120
Good				448	350
Satisfactory				293	96
Weak				60	62
Default				2	–
Total slotted exposure				$7,930	$7,628
Total business and government portfolios				$191,238	$184,408

The total exposures increased by $6.8 billion from October 31, 2012, largely attributable to growth in our corporate and commercial lending portfolios. The investment grade category increased by $4.5 billion from October 31, 2012, while the non-investment grade category was up $2.5 billion. The decrease in watchlist and default exposures was largely attributable to improving credit quality, across both our Canadian and international portfolios.

CIBC 2013 ANNUAL REPORT	51

Management’s discussion and analysis

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2013	2012
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$163,399	$34,878	$1,106	$199,383	$205,926
Very low	6,486	9,339	1,415	17,240	19,283
Low	13,086	14,551	2,568	30,205	27,890
Medium	1,788	7,356	3,374	12,518	9,337
High	295	1,234	384	1,913	1,906
Default	125	192	61	378	392
	$185,179	$67,550	$8,908	$261,637	$264,734

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2013	2012
S&P rating equivalent	EAD (1)
AAA to BBB-	$10,790	$12,220
BB+ to BB-	–	–
Below BB-	20	18
Unrated	5,479	6,337
	$16,289	$18,575

(1)	EAD under IRB approach is net of financial collateral of $510 million (2012: $428 million).

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Private mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the recently enacted Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim. No material losses are expected in the mortgage portfolio.

The following tables provide details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2013	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$46.5	69%	$20.8	31%	$9.3	100%	$46.5	61%	$30.1	39%
British Columbia	19.1	66	10.0	34	3.9	100	19.1	58	13.9	42
Alberta	17.3	75	5.8	25	2.8	100	17.3	67	8.6	33
Quebec	7.8	74	2.8	26	1.5	100	7.8	65	4.3	35
Other	11.9	77	3.5	23	1.8	100	11.9	69	5.3	31
Total Canadian portfolio (3)	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%
October 31, 2012	$109.5	76%	$34.8	24%	$20.1	100%	$109.5	67%	$54.9	33%

(1)	We did not have any insured HELOCs as at October 31, 2013 and October 31, 2012.
(2)	94% (October 31, 2012: 93%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(3)	Geographical location is based on the address of the property managed.

52	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios(1) for our uninsured Canadian residential mortgages and HELOCs portfolios originated during the year are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the years presented in the table below.

For the year ended October 31	2013		2012
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	71%	70%	68%	69%
British Columbia	67	66	65	65
Alberta	72	70	70	70
Quebec	72	71	69	70
Other	73	72	71	70
Total Canadian portfolio (2)	70%	69%	68%	68%

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2013 (1)	59%	60%
October 31, 2012 (1)(2)	61%	59%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2013 and October 31, 2012 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2013 and September 30, 2012, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.
(2)	Reclassified to conform to the presentation adopted in the current year.

The tables below summarize the remaining amortization profile of our total Canadian residential mortgages by value. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at October 31, 2013	1%	1%	3%	12%	19%	39%	25%	–%
As at October 31, 2012	1%	1%	3%	13%	21%	27%	31%	3%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%
As at October 31, 2012	3%	7%	12%	16%	20%	26%	14%	2%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2013, our Canadian condominium mortgages were $16.6 billion (2012: $16.9 billion) of which 74% (2012: 77%) were insured. Our drawn developer loans were $920 million (2012: $701 million) or 2% of our business and government portfolio and our related undrawn exposure was $2.1 billion (2012: $2.0 billion). The condominium developer exposure is diversified across 79 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2013, total loans and acceptances after allowance for credit losses were $256.4 billion (2012: $252.7 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 78% (2012: 79%) of the portfolio, and business and government loans (including acceptances) constitute the remaining.

Consumer loans were down by $388 million from the prior year. The decrease in credit cards and personal lending was largely offset by an increase in residential mortgages. Business and government loans (including acceptances) were up $4 billion or 8% from the prior year, mainly attributable to the real estate and construction, and the transportation sectors.

CIBC 2013 ANNUAL REPORT	53

Management’s discussion and analysis

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2013 Total	Business and government loans	Consumer loans	2012 Total
Gross impaired loans (GIL)
Balance at beginning of year	$1,128	$739	$1,867	$1,102	$815	$1,917
Classified as impaired during the year	353	1,481	1,834	490	1,646	2,136
Transferred to not impaired during the year	(17)	(83)	(100)	(21)	(86)	(107)
Net repayments	(272)	(381)	(653)	(251)	(480)	(731)
Amounts written-off	(382)	(1,066)	(1,448)	(191)	(1,157)	(1,348)
Recoveries of loans and advances previously written off	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	33	14	47	(1)	1	–
Balance at end of year	$843	$704	$1,547	$1,128	$739	$1,867
Allowance for impairment (1)
Balance at beginning of year	$492	$229	$721	$388	$214	$602
Amounts written-off	(382)	(1,066)	(1,448)	(191)	(1,157)	(1,348)
Recoveries of amounts written-off in previous years	9	175	184	9	161	170
Charge to income statement	204	900	1,104	317	1,016	1,333
Interest accrued on impaired	(20)	(17)	(37)	(30)	(17)	(47)
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	20	3	23	(1)	12	11
Balance at end of year	$323	$224	$547	$492	$229	$721
Net impaired loans
Balance at beginning of year	$636	$510	$1,146	$714	$601	$1,315
Net change in gross impaired	(285)	(35)	(320)	26	(76)	(50)
Net change in allowance	169	5	174	(104)	(15)	(119)
Balance at end of year	$520	$480	$1,000	$636	$510	$1,146
GIL less allowance for impairment as a percentage of related assets (2)			0.35%			0.41%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.
(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

Impaired loans

During the year, $1.8 billion of loans were newly classified as impaired, down $302 million from 2012. This was driven by a decrease of $165 million in consumer loans and $137 million in business and government loans.

Reductions in GIL due to transfer out of impaired loans and net repayments were $753 million, down $85 million from 2012. This was mainly driven by a decrease of $102 million in consumer loans, partially offset by an increase of $17 million in business and government loans. For the year, write-offs totalled $1.4 billion, up $100 million from the prior year. Business and government loan write-offs increased by $191 million, while consumer loan write-offs decreased by $91 million.

Half of the consumer GIL in 2013 were from Canada and insured mortgages accounted for the majority, where losses are expected to be minimal. Consumer GIL in CIBC FirstCaribbean increased slightly in 2013 mainly due to continued economic pressure in the Caribbean region. GIL in business and government loans were lower compared with the prior year due to write-offs of impaired accounts in the business services, publishing and transportation sectors, as well as U.S. real estate finance accounts originated before 2009. In addition, business and government loans repaid were higher and new classifications were lower in 2013.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of individually assessed and collectively assessed allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. The level of our individually assessed allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a collective basis, using historical loss data. The collectively assessed allowance also provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been identified or provided for through the individually assessed allowance.

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,758 million, down $158 million or 8% from 2012.

Individually assessed allowance for credit losses was $320 million, down $155 million or 33% from 2012. The individually assessed allowance for business and government loans decreased by $157 million or 34%, mainly attributable to the real estate and construction, and transportation sectors. The decrease was primarily in the U.S. and this movement is consistent with the decrease in GIL. Business and government GIL decreased $103 million in the U.S. where individually assessed allowances decreased $128 million. The decrease in both GIL and individually assessed allowance was largely driven by the U.S. real estate finance accounts originated before 2009 and the exited U.S. leveraged finance portfolio. The individually assessed allowance for consumer loans was comparable with the prior year.

Additional information on individually assessed allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The collectively assessed allowance for impaired loans was $227 million, down $19 million or 8% from 2012. The collectively assessed allowance for consumer impaired loans decreased by $7 million or 3%, mainly attributable to a decrease in personal lending in Canada, partially offset by an increase in residential mortgages outside North America. These changes are consistent with the movements in GIL. The decrease in personal lending GIL and collectively

54	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

assessed allowance in Canada was due to the revision of estimated loss parameters implemented in the third quarter of 2013. The increase in residential mortgages GIL and collectively assessed allowance outside North America was attributable to CIBC FirstCaribbean, which continued to be affected by global economic stresses that have had a detrimental effect on the Caribbean economy. The collectively assessed allowance for business and government impaired loans decreased by $12 million mainly attributable to the revision of estimated loss parameters implemented in the third quarter of 2013.

The collectively assessed allowance for non-impaired loans was $1,211 million, up $16 million or 1% from 2012. The collectively assessed allowance for consumer non-impaired loans increased $12 million or 1%, driven by an increase in the residential mortgage and personal lending portfolios for the estimated losses from the Alberta floods, partially offset by an improvement in the cards portfolio. The collectively assessed allowance for business and government non-impaired loans was comparable with the prior year.

Additional information on the collectively assessed allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

Management believes the total allowance for credit losses as at October 31, 2013 is appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.
Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 96% (2012: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2013	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$1	$–	$1	$–		$–	$–
Belgium	5	–	13	18	–		–	–
Finland	2	1	1	4	–		–	–
France	17	–	2	19	147		6	153
Germany	44	95	6	145	59		–	59
Greece	–	–	–	–	–		–	–
Ireland	–	–	3	3	–		1	1
Italy	–	–	9	9	–		–	–
Luxembourg	15	–	159	174	9		–	9
Malta	–	–	–	–	–		–	–
Netherlands	6	273	97	376	–		11	11
Portugal	–	–	–	–	–		–	–
Spain	–	–	–	–	–		–	–
Total Eurozone	$89	$370	$290	$749	$215		$18	$233
Denmark	$–	$–	$32	$32	$–		$9	$9
Guernsey	–	–	–	–	–		–	–
Norway	–	133	128	261	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	166	94	319	579	39		–	39
Switzerland	244	–	256	500	198		–	198
Turkey	–	–	58	58	–		13	13
United Kingdom	1,111	218	465	1,794	1,458	(1)	180	1,638
Total non-Eurozone	$1,521	$445	$1,258	$3,224	$1,695		$202	$1,897
Total Europe	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130
October 31, 2012	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587

(1)	Includes $171 million of exposure (notional value of $196 million and fair value of $25 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

CIBC 2013 ANNUAL REPORT	55

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at October 31, 2013	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$26	$26	$24	$2	$3
Belgium	–	1	40	41	39	2	20
Finland	–	–	4	4	–	4	8
France	–	116	449	565	564	1	173
Germany	–	–	1,250	1,250	1,016	234	438
Greece	–	–	–	–	–	–	–
Ireland	–	–	31	31	30	1	5
Italy	–	–	14	14	8	6	15
Luxembourg	–	–	1	1	(1)	2	185
Malta	–	–	–	–	–	–	–
Netherlands	–	–	69	69	66	3	390
Portugal	–	–	–	–	–	–	–
Spain	–	–	21	21	21	–	–
Total Eurozone	$–	$117	$1,905	$2,022	$1,767	$255	$1,237
Denmark	$–	$–	$20	$20	$19	$1	$42
Guernsey	–	–	–	–	–	–	–
Norway	–	178	–	178	178	–	261
Russia	–	–	–	–	–	–	–
Sweden	1	–	–	1	–	1	619
Switzerland	–	17	483	500	482	18	716
Turkey	–	–	–	–	–	–	71
United Kingdom	176	5	2,928	3,109	2,900	209	3,641
Total non-Eurozone	$177	$200	$3,431	$3,808	$3,579	$229	$5,350
Total Europe	$177	$317	$5,336	$5,830	$5,346	$484	$6,587
October 31, 2012	$73	$–	$6,078	$6,151	$5,790	$361	$5,239

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.4 billion (2012: $2.3 billion), and was all in the form of cash. Collateral on repo-style transactions was $4.0 billion (2012: $3.5 billion), and comprises cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Turkey, Guernsey, or Russia.

$ millions, as at October 31, 2013	Total indirect exposure
Austria	$1
Belgium	41
Finland	20
France	428
Germany	307
Greece	10
Ireland	20
Italy	67
Luxembourg	83
Netherlands	242
Spain	146
Total Eurozone	1,365
Denmark	$24
Norway	14
Sweden	67
Switzerland	10
United Kingdom	408
Total non-Eurozone	$523
Total exposure	$1,888
October 31, 2012	$2,452

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $211 million (2012: $846 million).

56	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We previously had an equity-accounted investment jointly with a private equity firm which originated a pool of fixed-rate first mortgages secured by commercial real estate in the U.S. We previously provided a senior-ranking credit facility to the entity with a three-year initial term, under which each advance under the facility to fund a loan was subject to our credit approval. We also previously provided a contingent swap line relating to the entity’s interest rate hedging activity. In the third quarter of 2012, the origination of new mortgages under the arrangement was discontinued, the credit facility and contingent swap line were cancelled, and our interest in the entity was substantially liquidated to a carrying value of $3 million. We remain the administrator of the entity and have provided non-credit related indemnities concerning loans previously originated into the entity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Construction program	$198	$87
Interim program	5,679	380
Permanent program	61	–
Exposure, net of allowance	$5,938	$467
Of the above:
Net Impaired	$138	$–
On credit watch list	132	5
Exposure, net of allowance, as at October 31, 2012	$4,177	$445

As at October 31, 2013, the allowance for credit losses for this portfolio was $55 million (2012: $118 million). During the year, provision for credit losses was $12 million (2012: $75 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2013, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2012: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Manufacturing	$343	$22
Publishing and printing	4	–
Utilities	10	–
Transportation	2	6
Exposure, net of allowance (1)	$359	$28
Of the above:
Net Impaired	$4	$–
On credit watch list	165	9
Exposure, net of allowance, as at October 31, 2012 (1)	$404	$60

(1)	Excludes $21 million (October 31, 2012: $16 million) of exposure relating to equity received pursuant to a reorganization.

As at October 31, 2013, the allowance for credit losses for this portfolio was $35 million (2012: $41 million). During the year, provision for credit losses was $35 million (2012: net reversal of credit losses of $1 million).

CIBC 2013 ANNUAL REPORT	57

Management’s discussion and analysis

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2013	Drawn	Undrawn
Transportation	$36	$4
Media and advertising	8	–
Exposure, net of allowance	$44	$4
Of the above:
Net impaired	$36	$–
On credit watch list	8	–
Exposure, net of allowance, as at October 31, 2012	$91	$19

As at October 31, 2013, the allowance for credit losses for this portfolio was $2 million (2012: $67 million). During the year, the net reversal of credit losses was $7 million (2012: provision for credit losses of $55 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

58	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Market risk

Market risk is the risk of losses in on- and off-balance sheet positions arising from movements in foreign exchange rates, commodity prices, interest rates, credit spreads, equity prices and value of investments.

The trading book consists of positions in financial instruments and commodities held either with trading intent or in order to hedge other elements of the trading book. Positions held with trading intent are those held for short term resale and/or with the intention of benefiting from actual or expected short-term price movements or to lock in arbitrage profits.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing their risk – this is the first line of defence.

The second line of defence is risk management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage. In addition to risk management, compliance and other control functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management control processes and systems.

Senior management reports material risk matters to GRC and RMC at least quarterly, including material transactions, compliance with limits, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading books, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the SET, and with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a multi-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	RMC limits control market risk for CIBC overall;
•	Tier 1 limits control market risk for CIBC overall and are lower than the RMC limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level;
•	Tier 3 limits control market risk at the business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress; and
•	Intra-day limits (strategic and operational) are intended to accommodate client orders and related hedging only.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed. The strategic intra-day limits are, if aggregate operational intra-day positions were left un-hedged at end-of-day, the lower of: (i) aggregate RMC approved limits and (ii) 2 x Tier 1 VaR limits. Operational intra-day limits are notional or sensitivity-based daily limits set by asset class, commensurate with the relative liquidity of the market, agreed to with the businesses and calibrated by the Capital Markets Risk Management group to not exceed the strategic intra-day limit.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spread of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield on a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlations. The diversification factor is the total portfolio VaR less the sum of the VaR on individual risk types.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•	Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes if the worst period since October 2007 is applied to the current portfolio;
•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances (beyond VaR confidence level).

CIBC 2013 ANNUAL REPORT	59

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2013					2012
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading risk		Non- trading risk	Not subject to market risk	Consolidated balance sheet	Trading risk		Non- trading risk	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,211	$–		$1,165	$1,046	$2,613	$–		$1,069	$1,544	Foreign exchange
Interest-bearing deposits with banks	4,168	111		4,057	–	2,114	37		2,077	–	Interest rate
Securities	71,982	43,158	(1)	28,824	–	65,334	39,177	(1)	26,157	–	Equity, interest rate
Cash collateral on securities borrowed	3,417	–		3,417	–	3,311	–		3,311	–	Interest rate
Securities purchased under resale agreements	25,311	–		25,311	–	25,163	–		25,163	–	Interest rate
Loans
Residential mortgages	150,938	–		150,938	–	150,056	–		150,056	–	Interest rate
Personal	34,441	–		34,441	–	35,323	–		35,323	–	Interest rate
Credit card	14,772	–		14,772	–	15,153	–		15,153	–	Interest rate
Business and government	48,201	2,148	(2)	46,053	–	43,624	866	(2)	42,758	–	Interest rate
Allowance for credit losses	(1,698)	–		(1,698)	–	(1,860)	–		(1,860)	–	Interest rate
Derivative instruments	19,947	17,626	(3)	2,321	–	27,039	23,646	(3)	3,393	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,720	–		9,720	–	10,436	–		10,436	–	Interest rate
Other assets	14,979	1,226		7,067	6,686	15,079	1,239		7,984	5,856	Interest rate, equity, foreign exchange
	$398,389	$64,269		$326,388	$7,732	$393,385	$64,965		$321,020	$7,400
Deposits	$313,528	$388	(4)	$279,391	$33,749	$300,344	$299	(4)	$272,075	$27,970	Interest rate
Obligations related to securities sold short	13,327	13,144		183	–	13,035	12,870		165	–	Interest rate
Cash collateral on securities lent	2,099	–		2,099	–	1,593	–		1,593	–	Interest rate
Capital Trust securities	1,638	44		1,594	–	1,678	37		1,641	–	Interest rate
Obligations related to securities sold under repurchase agreements	4,887	–		4,887	–	6,631	–		6,631	–	Interest rate Interest rate
Derivative instruments	19,724	18,220	(3)	1,504	–	27,091	23,941	(3)	3,150	–	Interest rate, foreign exchange
Acceptances	9,721	–		9,721	–	10,481	–		10,481	–	Interest rate
Other liabilities	10,808	872		4,084	5,852	10,671	703		4,616	5,352	Interest rate
Subordinated indebtedness	4,228	–		4,228	–	4,823	–		4,823	–	Interest rate
	$379,960	$32,668		$307,691	$39,601	$376,347	$37,850		$305,175	$33,322

(1)	Excludes structured credit run-off business of $837 million (2012: $628 million). These are considered non-trading for market risk purposes.
(2)	Excludes $63 million (2012: $35 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of the historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence;
•	VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day exposures; and
•	To mitigate shortcomings of the VaR methodology we use additional risk measures as described previously.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, British pound, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and crude oil products.

60	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$1.2	$2.8	$5.2	$1.0	$2.1	$1.9	$5.3	$0.9
Credit spread risk	1.2	1.4	2.6	0.9	1.4	1.3	2.4	0.6
Equity risk	1.9	2.1	2.7	1.7	2.0	3.0	5.4	1.4
Foreign exchange risk	0.5	0.7	1.7	0.2	0.7	0.7	1.7	0.2
Commodity risk	0.6	1.1	2.1	0.6	1.0	1.2	3.0	0.5
Debt specific risk	2.5	2.3	3.6	1.4	2.1	2.6	4.2	1.8
Diversification effect (1)	(4.3)	(5.8)	n/m	n/m	(5.2)	(5.8)	n/m	n/m
Total VaR (one-day measure)	$3.6	$4.6	$6.1	$3.5	$4.1	$4.9	$7.0	$3.3

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2013 was down 6% from the prior year. The decrease was driven by reduced volatility in equity and credit markets and overall tightening of credit spreads.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since October 2007. Our current stressed VaR period is from October 17, 2008 to October 16, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$3.9	$7.7	$21.1	$2.4	$8.3	$6.3	$13.4	$1.5
Credit spread risk	4.9	4.9	6.8	3.0	3.8	3.0	7.2	0.7
Equity risk	1.9	2.8	12.7	0.9	1.2	2.5	6.9	0.9
Foreign exchange risk	0.7	1.1	5.6	0.2	0.6	1.8	9.4	0.2
Commodity risk	0.8	1.2	6.2	0.3	1.3	1.1	4.6	0.3
Debt specific risk	1.7	1.3	2.1	0.7	0.9	0.9	1.7	0.4
Diversification effect (1)	(10.5)	(10.3)	n/m	n/m	(6.5)	(9.1)	n/m	n/m
Total stressed VaR (one-day measure)	$3.4	$8.7	$21.3	$2.9	$9.6	$6.5	$13.0	$2.0
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed VaR for the year ended October 31, 2013 was up 34% from the prior year. During the year, we instituted hedges to manage the volatility associated with CVA as well as the risks related to OIS discounting methodology.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2013				2012
	Year-end	Average	High	Low	Year-end	Average	High	Low
Default risk	$102.9	$60.2	$118.9	$33.7	$28.8	$33.4	$54.7	$17.2
Migration risk	45.4	39.2	56.9	19.1	42.1	37.9	59.7	18.4
IRC (one-year measure)	$148.3	$99.4	$158.0	$71.6	$70.9	$71.3	$97.1	$50.8

Average IRC for the year ended October 31, 2013 was up 39% from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, actual outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

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Management’s discussion and analysis

During the year, there were no negative back-testing breaches in the total VaR measure.

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of the tables below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

During the year, trading revenue (TEB) was positive for 98% of the days. The largest loss occurred on July 31, 2013 totalling $0.9 million. The loss was driven by a reduction in interest rates. The largest gain of $17.1 million occurred on July 5, 2013. It was attributable to the normal course of business within our Capital Markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $3.6 million during the year and the average daily TEB was $1.4 million.

Frequency distribution of daily 2013 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2013.

Trading revenue (TEB)(1) versus VaR

The trading revenue (TEB) and VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

(1)	Certain fair value adjustments such as OIS are recorded only at month end but allocated throughout the month for the table above.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analysis measures the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of three months. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios are the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia.

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Management’s discussion and analysis

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under worst-case stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	5. Dot-com boom – 1999	9. U.S. sovereign debt default and downgrade
2. U.S. Fed tightening – 1994	6. September 11 terrorist attacks – 2001	10. Chinese hard landing
3. Stock market crash – 1987	7. Tech bubble burst – 2002	11. Domestic political instability
4. Russian debt crisis – 1998	8. Post-subprime recovery – 2009	12. Real estate market crash

Average stress testing results for 2013 of each of the 12 scenarios noted above from our trading positions are provided in the chart below:

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2013	Positive	Negative	Net
Maturity less than 1 year	$234	$123	$111
Maturity 1 – 3 years	176	210	(34)
Maturity 4 – 5 years	60	24	36
Maturity in excess of 5 years	18	3	15
	$488	$360	$128

Non-trading activities

Interest rate risk

Non-trading interest rate risk, also referred to as structural interest rate risk, consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage these risks.

ALM activities are managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

The management of market risk in the non-trading portfolios monitors the sensitivity of projected net interest income under varying scenarios. The intention is to manage the effect of prospective interest rate movements while at the same time balancing the cost of any hedging activities on the current net revenue. Net interest income sensitivity represents the effect of projected yield curve scenarios on net interest income. This does not incorporate actions that would be taken by the management to mitigate the effect of changes in interest rates. The net interest income sensitivity calculations assume that interest rates of all maturities move by the same amount in each scenario.

Our total non-trading interest rate risk exposure, as at October 31, 2013, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have placed a floor in the downward shock to accommodate for the current low interest rate environment (i.e. the analysis uses a floor to prevent interest rates from going into a negative position in the lower rate scenarios).

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Management’s discussion and analysis

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2013			2012
	C$	US$	Other	C$	US$	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$167	$1	$4	$101	$(21)	$1
Increase (decrease) in present value of shareholders’ equity	28	(155)	(38)	(99)	(170)	(43)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(235)	$–	$(3)	$(180)	$7	$–
Increase (decrease) in present value of shareholders’ equity (1)	(191)	126	40	3	115	44
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$314	$2	$8	$206	$(43)	$2
Increase (decrease) in present value of shareholders’ equity	10	(310)	(77)	(252)	(339)	(85)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(460)	$(5)	$(6)	$(358)	$(1)	$(1)
Increase (decrease) in present value of shareholders’ equity (1)	(513)	184	62	(181)	127	69

(1)	Certain comparative information as at October 31, 2012 has been restated.

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2013 by approximately $34 million (October 31, 2012: $31 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $3 million (October 31, 2012: loss of $6 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2013	AFS securities	$375	$656
	Equity-accounted investments in associates (1)	1,427	1,704
		$1,802	$2,360
2012	AFS securities	$383	$654
	Equity-accounted investments in associates (1)	1,368	1,392
		$1,751	$2,046

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2013, our consolidated defined benefit pension plans were in a net funded status surplus position of $321 million, an improvement of $619 million from a net funded status deficit position of $298 million as at October 31, 2012. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, equity prices and investments.

Our Canadian pension plans represent more than 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the principal plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is presented in Note 19 to the consolidated financial statements.

The MRCC is responsible for setting an appropriate investment strategy for our principal plan through a Statement of Investment Objectives, Policies and Procedures. The target asset allocation for our principal plan is 55% in equities, 40% in fixed income securities and 5% in other assets.

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Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Governance and management

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from ALCO. The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

Control functions provide oversight as the second line of defence. RMC provides governance through review and approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the primary liquidity risk metric, the Liquidity Horizon, and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP);
•	Reviewing and approving CIBC’s liquidity profile; and
•	Reviewing and approving the liquidity stress scenario.

ALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the strategic, stated risk appetite and regulatory requirements;
•	Monitoring reporting and metrics relating to liquidity risk exposure, such as, Liquidity Horizon, funding profile and liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress scenario used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

Policies

Adherence to our liquidity policy and framework ensures a sufficient amount of unencumbered liquid assets are available to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our policy is to maintain a sound and prudent approach to managing our potential exposure to liquidity risk. Our liquidity risk tolerance is defined by our Risk Appetite Statement, approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. The primary liquidity risk metric used to measure and monitor our liquidity position is the Liquidity Horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario, without any reliance on the CFP. Our liquidity measurement system provides daily liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. Our liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

Stress testing

A key component of our liquidity risk framework is the liquidity risk stress testing regime. Liquidity risk stress testing is conducted daily and involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in a significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

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Management’s discussion and analysis

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at October 31							2013	2012 (1)
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$6,309	(3)	$–		$782	$–	$5,527	$3,954
Securities	70,361	(4)	53,644	(5)	14,103	32,536	77,366	70,486
NHA mortgage-backed securities	56,814	(6)	–		34,143	–	22,671	18,914
Mortgages	11,365	(7)	–		11,365	–	–	–
Credit cards	4,599	(8)	–		4,599	–	–	–
Other assets	3,061	(9)	–		2,727	–	334	406
	$152,509		$53,644		$67,719	$32,536	$105,898	$93,760

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,621 million (2012: $1,461 million).
(5)	Comprises $3,417 million (2012: $3,311 million) of cash collateral on securities borrowed, $25,311 million (2012: $25,163 million) of securities purchased under resale agreements, $24,157 million (2012: $15,396 million) of securities borrowed against securities lent, and $759 million (2012: $849 million) of securities received for derivatives collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties including those in the Covered Bond Programme. These are reported in Loans on our consolidated balance sheet.
(7)	Comprises mortgages, excluding NHA mortgage-backed securities, included in the Covered Bond Programme.
(8)	Comprises assets held in consolidated trusts supporting funding liabilities.
(9)	Comprises $2,727 million (2012: $4,120 million) of cash pledged for derivatives collateral and $334 million (2012: $406 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity under the stress scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under the stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $12.1 billion or 13% from October 31, 2012, primarily due to increases in CIBC-owned trading and AFS securities, NHA mortgage-backed securities securitized but not sold and interest-bearing deposits with banks.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at October 31	2013	2012 (1)
CIBC parent bank	$78,761	$65,872
Broker/dealer (2)	15,049	16,020
Other significant subsidiaries	12,088	11,868
	$105,898	$93,760

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

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Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2013	Cash and deposits with banks	$6,379	$–	$6,379	$11	$771	$5,597	(1)	$–
	Securities	71,982	–	71,982	14,103	–	56,258		1,621
	Securities borrowed or purchased under resale agreements	–	28,728	28,728	17,166	–	11,562		–
	Loans	246,654	–	246,654	50,107	422	22,671		173,454
	Other
	Derivative instruments	19,947	–	19,947	–	–	–		19,947
	Customers’ liability under acceptances	9,720	–	9,720	–	–	–		9,720
	Land, building and equipment	1,719	–	1,719	–	–	–		1,719
	Goodwill	1,733	–	1,733	–	–	–		1,733
	Software and other intangible assets	756	–	756	–	–	–		756
	Investments in equity-accounted associates and joint ventures	1,713	–	1,713	–	–	–		1,713
	Other assets	9,058	–	9,058	2,727	–	334		5,997
		$369,661	$28,728	$398,389	$84,114	$1,193	$96,422		$216,660
2012	Cash and deposits with banks	$4,727	$–	$4,727	$14	$436	$4,277	(1)	$–
	Securities	65,334	–	65,334	8,113	–	55,760		1,461
	Securities borrowed or purchased under resale agreements	–	28,474	28,474	14,360	–	14,114		–
	Loans	242,296	–	242,296	52,687	755	18,914		169,940
	Other
	Derivative instruments	27,039	–	27,039	–	–	–		27,039
	Customers’ liability under acceptances	10,436	–	10,436	–	–	–		10,436
	Land, building and equipment	1,683	–	1,683	–	–	–		1,683
	Goodwill	1,701	–	1,701	–	–	–		1,701
	Software and other intangible assets	656	–	656	–	–	–		656
	Investments in equity-accounted associates and joint ventures	1,635	–	1,635	–	–	–		1,635
	Other assets	9,404	–	9,404	4,120	–	406		4,878
		$364,911	$28,474	$393,385	$79,294	$1,191	$93,471		$219,429

(1)	Includes $70 million (2012: $323 million) of interest-bearing deposits with contractual maturities greater than 30 days.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital and liquidity requirements, as established by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulations.

Funding

We manage liquidity to meet both short and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $125.0 billion as at October 31, 2013 (2012: $118.2 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Our wholesale funding strategy is to develop and maintain a sustainable funding base through which we can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy. We maintain access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our Covered Bond Programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs, as outlined in the tables below.

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Management’s discussion and analysis

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at October 31, 2013	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$2,753	$1,117	$148	$–	$4,018	$–	$–	$4,018
Certificates of deposit and commercial paper	2,770	1,506	3,645	4,141	12,062	4,411	7,953	24,426
Bearer deposit notes and bankers acceptances	3,771	1,098	515	966	6,350	–	–	6,350
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	520	2,008	456	2,919	5,903	7,352	18,256	31,511
Senior unsecured structured notes	125	14	307	137	583	–	–	583
Covered bonds/Asset-backed securities
Mortgage securitization	1,766	2,488	3,893	3,383	11,530	2,605	17,500	31,635
Covered bonds	–	850	–	2,266	3,116	5,467	4,985	13,568
Cards securitization	–	–	352	1,043	1,395	584	2,620	4,599
Subordinated liabilities	–	–	–	271	271	–	3,957	4,228
Other	–	–	–	–	–	–	–	–
	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918
Of which:
Secured	$1,766	$3,338	$4,245	$6,692	$16,041	$8,656	$25,105	$49,802
Unsecured	9,939	5,743	5,071	8,434	29,187	11,763	30,166	71,116
	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918
October 31, 2012 (1)	$7,324	$8,238	$10,411	$17,284	$43,257	$21,628	$51,880	$116,765

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at October 31	2013		2012 (1)
CAD	$69.2	57%	$68.2	59%
USD	44.2	37	41.2	35
EUR	1.3	1	0.1	–
Other	6.2	5	7.3	6
	$120.9	100%	$116.8	100%

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Funding plan

Our funding plan horizon is three years and is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCO.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On January 28, 2013, Moody’s downgraded the long-term credit ratings of six Canadian financial institutions. CIBC was downgraded by one notch. Moody’s actions reflected concerns about (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. CIBC’s long-term rating was adjusted from Aa2 to Aa3 and has had no material impact on funding costs or our ability to access funding. Also, during the year, S&P downgraded the rating of subordinated debt and preferred shares of several banks. CIBC was downgraded by one notch.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt		Subordinated debt		Preferred Shares
As at October 31	2013	2012	2013	2012	2013	2012	2013		2012
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	Pfd-1(L)	(1)	Pfd-1(L)	(1)
Fitch	F1+	F1+	AA-	AA-	A+	A+	BBB		BBB
Moody’s	P-1	P-1	Aa3	Aa2	A3	Aa3	Baa2		Baa1
S&P	A-1	A-1	A+	A+	BBB+	A-	P-2/P-2	(L) (2)	P-2(H)/P-2	(2)

(1)	Series 26, 27, and 29 under review with negative implications.
(2)	Preferred shares qualifying as non-viability contingent capital under Basel III.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at October 31	2013	2012
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	1.5
Three-notch downgrade	0.9	2.6

68	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

BCBS liquidity standards

CIBC’s liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using the NCCF test, and report compliance with NCCF requirements to our regulator. CIBC currently monitors the LCR, which is reported to OSFI and internally on a monthly basis. Net stable funding ratio (NSFR) reporting, based on existing rules published in 2010, is provided quarterly to OSFI.

CIBC is currently undertaking a project to upgrade its liquidity risk management system to facilitate compliance with Basel III liquidity guidelines, including LCR and NSFR, which will become binding in January 2015 and January 2018, respectively. CIBC continues to monitor the regulatory environment both in Canada and internationally, and will update its liquidity risk framework to incorporate new developments.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,211	$–	$–	$–	$–	$–	$–	$–	$–	$2,211
Interest bearing deposits with banks	4,098	70	–	–	–	–	–	–	–	4,168
Securities	1,974	2,308	1,700	1,321	694	4,564	16,061	11,828	31,532	71,982
Cash collateral on securities borrowed	3,417	–	–	–	–	–	–	–	–	3,417
Securities purchased under resale agreements	15,561	7,761	1,110	495	384	–	–	–	–	25,311
Loans
Residential mortgages	111	1,887	3,647	7,186	5,548	28,313	95,817	8,429	–	150,938
Personal	1,429	473	994	1,007	1,024	76	183	683	28,572	34,441
Credit card	295	591	886	886	886	3,546	7,682	–	–	14,772
Business and government	4,957	1,093	1,558	2,918	2,381	5,905	14,878	14,511	–	48,201
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,698)	(1,698)
Derivative instruments	631	870	677	648	583	2,120	5,516	8,902	–	19,947
Customers’ liability under acceptances	8,353	1,367	–	–	–	–	–	–	–	9,720
Other assets	–	–	–	–	–	–	–	–	14,979	14,979
	$43,037	$16,420	$10,572	$14,461	$11,500	$44,524	$140,137	$44,353	$73,385	$398,389
October 31, 2012 (1)	$43,932	$12,825	$9,222	$11,599	$12,037	$44,771	$136,126	$52,405	$70,468	$393,385
Liabilities
Deposits (2)	$21,876	$12,678	$18,626	$12,761	$17,924	$29,237	$49,819	$14,468	$136,139	$313,528
Obligations related to securities sold short	13,327	–	–	–	–	–	–	–	–	13,327
Cash collateral on securities lent	2,099	–	–	–	–	–	–	–	–	2,099
Capital Trust securities	–	–	–	–	–	–	–	1,638	–	1,638
Obligations related to securities sold under repurchase agreements	4,601	286	–	–	–	–	–	–	–	4,887
Derivative instruments	541	1,024	721	653	641	2,363	5,439	8,342	–	19,724
Acceptances	8,050	1,671	–	–	–	–	–	–	–	9,721
Other liabilities	–	–	–	–	–	–	–	–	10,808	10,808
Subordinated indebtedness	–	–	–	–	271	–	32	3,925	–	4,228
	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,373	$146,947	$379,960
October 31, 2012 (1)	$45,835	$16,333	$21,453	$18,418	$18,687	$32,512	$55,897	$32,396	$134,816	$376,347
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Comprises $125.0 billion (2012: $118.2 billion) of personal deposits of which $120.4 billion (2012: $113.6 billion) are in Canada and $4.6 billion (2012: $4.6 billion) in other countries; $182.9 billion (2012: $177.4 billion) of business and government deposits of which $149.0 billion (2012: $143.4 billion) are in Canada and $33.9 billion (2012: $34.0 billion) in other countries; and $5.6 billion (2012: $4.7 billion) of bank deposits of which $2.0 billion (2012: $1.5 billion) are in Canada and $3.6 billion (2012: $3.2 billion) in other countries.

CIBC 2013 ANNUAL REPORT	69

Management’s discussion and analysis

Our net asset position remained unchanged relative to October 31, 2012. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$24,157	$–	$–	$–	$–	$–	$–	$–	$–	$24,157
Unutilized credit commitments	560	4,435	1,084	1,190	1,130	4,955	24,966	1,725	116,487	156,532
Backstop liquidity facilities	239	3,207	301	–	7	–	–	–	–	3,754
Standby and performance letters of credit	515	1,896	1,599	1,843	1,391	480	976	326	–	9,026
Documentary and commercial letters of credit	78	77	15	2	–	–	–	–	–	172
Underwriting commitments	211	–	275	–	–	–	–	–	–	486
Other	387	–	–	–	–	–	–	–	–	387
	$26,147	$9,615	$3,274	$3,035	$2,528	$5,435	$25,942	$2,051	$116,487	$194,514
October 31, 2012 (3)	$16,696	$7,464	$3,794	$2,703	$2,210	$10,988	$17,640	$1,480	$113,061	$176,036
(1)	Includes $94.7 billion (2012: $91.3 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.1 billion (2012: $1.6 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$32	$64	$96	$96	$95	$359	$902	$1,269	$2,913
Purchase obligations (1)	17	120	190	206	123	450	814	330	2,250
Pension contributions (2)	19	37	55	55	56	–	–	–	222
	$68	$221	$341	$357	$274	$809	$1,716	$1,599	$5,385
October 31, 2012 (3)	$69	$231	$332	$339	$293	$860	$1,709	$1,646	$5,479

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2014 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year.
Other risks

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

70	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use the three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Assessment of material, or potential material losses

The occurrence of a material, or potential material loss results in an investigation to determine the root causes of the loss and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions.

Examples of operational losses for which an investigation may occur include, but are not limited to: large dollar losses (either absolute value or relative to losses generally experienced by the business line); losses that are inconsistent with the business line’s historical experience; or losses in excess of the business line’s expected loss. A potential loss is an operational risk event that does not ultimately lead to a loss due to various circumstances (e.g. effective mitigating controls, fortuitous circumstances, etc.).

The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subjected to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

Risk measurement

We use the AMA, a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based as well as a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Back-testing

The results of the capital calculations are internally back-tested each quarter. The back-testing exercise assesses the model’s performance against internal and external loss data. The internal loss data is compared to the model output at a loss type and line of business level to identify areas in which the actual loss experience differs from the predicted results. External loss data is grouped into major themes and compared against the scenarios used in the model to ensure that the model addresses all relevant fat tailed events (i.e., stress scenarios). Gaps identified through back-testing are reflected in revisions to the relevant parameters of the model. The overall methodology is also independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Any gaps identified through the validation exercise are incorporated into revisions to the model as appropriate.

CIBC 2013 ANNUAL REPORT	71

Management’s discussion and analysis

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by us through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure.

Despite our commitment to information and cyber security, CIBC and its related third-parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

72	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models that utilize predominantly observable market inputs (Level 2) or one or more significant non-observable market inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2013			2012
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$837	$837	1.8%	$628	$640	1.6%
AFS securities	13	913	3.3	22	1,370	5.5
FVO securities	147	147	51.2	170	170	55.9
Derivative instruments	295	341	1.7	591	683	2.5
	$1,292	$2,238	2.4%	$1,411	$2,863	3.1%
Liabilities
Deposits and other liabilities (2)	$510	$737	29.4%	$428	$597	28.7%
Derivative instruments	413	474	2.4	1,315	1,402	5.2
	$923	$1,211	3.4%	$1,743	$1,999	4.7%

(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use and construction of OIS curves that best reflect the nature of the underlying collateral.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2013	2012
Securities
Market risk	$5	$3
Derivatives
Market risk	57	53
Credit risk	42	137
Administration costs	5	5
Total valuation adjustments	$109	$198

CIBC 2013 ANNUAL REPORT	73

Management’s discussion and analysis

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our roll-rate models that determine the collective allowance.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, evidence of credit quality improvements or deterioration, and events such as the 2013 Alberta floods. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

As at October 31, 2013, our model indicated a range of outcomes for the collective allowance(1) between $578 million and $1,757 million. The collective allowance(1) of $1,182 million (2012: $1,169 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $118 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

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Management’s discussion and analysis

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation - Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset, or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27, “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2013, we had goodwill of $1,733 million (2012: $1,701 million) and other intangible assets with an indefinite life of $136 million (2012: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align this date with our annual planning cycle. Accordingly, for 2013 we performed our goodwill impairment test as at August 1 for each CGU to which goodwill has been allocated.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. For 2013 we performed our indefinite lived intangible asset impairment test as at August 1.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore, a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

We performed our annual impairment testing of goodwill and indefinite lived intangible assets in the fourth quarter of 2013 and did not record any impairment. We determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount as at August 1, 2013. As a result, no impairment charge was recognized. Last year, we determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU exceeded its carrying amount by approximately 5%.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that was estimated using a five year cash flow projection approved by CIBC FirstCaribbean’s management and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection is consistent with CIBC FirstCaribbean’s three year internal plan that was reviewed by its Board of Directors. The forecast reflects the currently challenging economic conditions and an expected recovery in those conditions within the Caribbean region. A terminal growth rate of 2.5% (2.5% as at August 1, 2012) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (14.25% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2012). The determination of a discount rate and a terminal growth rate both require the exercise of judgment. The discount rate was

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Management’s discussion and analysis

determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We have estimated that a 10% decrease in each of the terminal year and subsequent years forecasted cash flows would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $150 million. We have also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $90 million. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

As at October 31, 2013, we had a deferred income tax asset of $383 million (2012: $457 million) and a deferred income tax liability of $34 million (2012: $37 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 20 to the consolidated financial statements.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements include all of CIBC’s accruals for legal matters as at October 31, 2013, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses in excess of the amounts accrued for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at October 31, 2013 consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability (LTD) income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

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Management’s discussion and analysis

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

For pension and other post-employment benefit plans, actuarial gains and losses are deferred in the balance sheet and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2013, the net amount of unamortized actuarial losses was $531 million (2012: $827 million) with respect to pension plans and $62 million (2012: $91 million) with respect to other post-employment benefit plans. Actuarial gains and losses for other long-term benefit plans are recognized in income in the period in which they arise.

Our pension plans are funded to or above the minimum amounts required by relevant legislation or plan terms. During 2013, we contributed $452 million (2012: $476 million) to the defined benefit pension plans, which included $290 million (2012: $298 million) above the minimum required.

Our other post-employment benefit plans are unfunded. We fund benefit payments for these post-employment plans as incurred. During 2013, these benefit payments totalled $26 million (2012: $26 million). Our LTD plan is a partially funded plan. During 2013, we contributed $10 million (2012: $15 million) to the plan.

For our Canadian pension and post-employment benefit plans, which represent more than 90% of our consolidated pension and other post-employment benefit plans, management has approved actuarial assumptions to be used for the 2014 expense calculation. The approved weighted-average discount rate of 4.7% for our pension and other post-employment benefit plans is an increase of 20 basis points over the weighted-average discount rate used for the 2013 expense calculation. Beginning in fiscal 2014, interest income on plan assets will be recognized in net income using the same rate as that used to discount the defined benefit obligation. In 2012 and 2013, the expected return on plan assets was recognized in net income using expected long-term rates of return.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 31 to the consolidated financial statements.

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the full impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission (CFTC) and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. The CFTC has issued final rules on most areas relating to swaps, including cross-border guidance that impacts CIBC’s swap trading with non-U.S. counterparties. The CFTC has not yet issued final rules on clearing, capital and margin, and the CFTC has not issued a determination of the extent to which it will rely on substituted compliance with Canadian swap trading regulations. CIBC will continue to monitor and prepare for developments by the CFTC in this area. Additionally, the U.S. Securities and Exchange Commission is expected to implement parallel reforms applying to the securities-based swaps markets. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

Also in December 2012, the Federal Reserve Board proposed new rules under Section 165 and 166 of the Dodd-Frank Act. The proposed rules would mandate new organizational structures, additional capital, liquidity and leverage requirements and other regulatory standards relating to risk management, credit exposure limits, resolution planning and other aspects of foreign banks’ U.S. operations in branches and agencies as well as banking and non-banking subsidiaries. CIBC is evaluating the potential impact to our operations if the proposed rules were enacted.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. While U.S. regulators proposed extensive implementing regulations in late 2011, they have not promulgated final regulations concerning the Volcker Rule. The rule, if enacted as proposed, contemplated an extraterritorial reach that might impact CIBC’s trading businesses outside of the U.S., as well as CIBC’s ability to invest in or sponsor certain unregistered private equity or hedge funds. The U.S. regulators received multiple public comments in response to the proposed rule, creating uncertainty as to the future form of the restrictions. The regulators have stated that, for a period of two years after July 21, 2012, banking entities are to engage in good faith planning efforts to conform their activities to the Volcker Rule, pending completion of the final regulations or an extension of the conformance period. CIBC continues to monitor developments of the final regulations. It is impossible to assess the full impact of the Volcker Rule on CIBC’s operations until U.S. regulators provide further guidance or release the final rules.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. For further details, see Note 25 to the consolidated financial statements.

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Management’s discussion and analysis

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2013 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2013, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2013, and have also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 90 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

78	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2013	2012	2011	2013	2012 (1)	2011	2013	2012 (1)	2011
	Domestic assets (2)
	Cash and deposits with banks	$2,903	$2,620	$2,580	$25	$27	$29	0.86%	1.03%	1.12%
Securities	Trading	42,364	36,492	33,702	1,195	1,033	906	2.82	2.83	2.69
	AFS	12,934	13,249	12,124	199	252	264	1.54	1.90	2.18
	FVO	47	47	47	3	3	3	6.38	6.38	6.38
	Securities borrowed or purchased under resale agreements	21,752	18,443	21,588	301	274	249	1.38	1.49	1.15
Loans	Residential mortgages	146,977	148,660	145,735	4,338	4,592	4,844	2.95	3.09	3.32
	Personal and credit card	47,912	48,463	48,087	3,467	3,477	3,523	7.24	7.17	7.33
	Business and government	27,348	25,260	22,633	1,158	1,111	947	4.23	4.40	4.18
	Total loans	222,237	222,383	216,455	8,963	9,180	9,314	4.03	4.13	4.30
	Other interest-bearing assets	413	359	530	1	13	44	0.24	3.62	8.30
	Derivative instruments	8,720	11,745	10,080	–	–	–	–	–	–
	Customers’ liability under acceptances	10,431	9,754	8,503	–	–	–	–	–	–
	Other non-interest-bearing assets	11,780	12,320	10,140	–	–	–	–	–	–
	Total domestic assets	333,581	327,412	315,749	10,687	10,782	10,809	3.20	3.29	3.42
	Foreign assets (2)
	Cash and deposits with banks	7,523	5,325	16,242	13	15	34	0.17	0.28	0.21
Securities	Trading	1,266	1,282	1,263	42	70	75	3.32	5.46	5.94
	AFS	12,734	12,917	11,671	190	157	157	1.49	1.22	1.35
	FVO	256	323	482	2	7	16	0.78	2.17	3.32
	Securities borrowed or purchased under resale agreements	9,472	10,131	15,273	46	49	116	0.49	0.48	0.76
Loans	Residential mortgages	2,191	2,200	2,138	123	126	129	5.61	5.73	6.03
	Personal and credit card	780	923	991	63	64	72	8.08	6.93	7.27
	Business and government	17,653	16,613	14,788	633	630	595	3.59	3.79	4.02
	Total loans	20,624	19,736	17,917	819	820	796	3.97	4.15	4.44
	Other interest-bearing assets	78	38	43	12	7	30	15.38	18.42	69.77
	Derivative instruments	15,080	16,971	13,235	–	–	–	–	–	–
	Other non-interest-bearing assets	3,332	3,247	2,652	–	–	–	–	–	–
	Total foreign assets	70,365	69,970	78,778	1,124	1,125	1,224	1.60	1.61	1.55
	Total assets	$403,946	$397,382	$394,527	$11,811	$11,907	$12,033	2.92%	3.00%	3.05%
	Domestic liabilities (2)
Deposits	Personal	$113,770	$110,442	$107,384	$1,138	$1,217	$1,276	1.00%	1.10%	1.19%
	Business and government	94,449	88,028	88,844	1,197	1,096	975	1.27	1.25	1.10
	Bank	639	918	1,116	3	5	6	0.47	0.54	0.54
	Secured borrowings	50,815	51,975	46,825	987	1,118	1,270	1.94	2.15	2.71
	Total deposits	259,673	251,363	244,169	3,325	3,436	3,527	1.28	1.37	1.44
	Derivative instruments	8,492	11,820	10,094	–	–	–	–	–	–
	Acceptances	10,435	9,754	8,503	–	–	–	–	–	–
	Obligations related to securities sold short	13,002	10,727	11,702	327	327	386	2.51	3.05	3.30
	Obligations related to securities lent or sold under repurchase agreements	5,164	6,318	11,964	80	111	182	1.55	1.76	1.52
	Capital Trust securities	1,658	1,649	1,593	136	144	142	8.20	8.73	8.91
	Other liabilities	9,524	10,474	11,535	14	56	71	0.15	0.53	0.62
	Subordinated indebtedness	4,308	4,590	5,011	191	201	207	4.43	4.38	4.13
	Total domestic liabilities	312,256	306,695	304,571	4,073	4,275	4,515	1.30	1.39	1.48
	Foreign liabilities (2)
Deposits	Personal	6,356	6,526	6,030	63	62	73	0.99	0.95	1.21
	Business and government	40,260	36,248	35,564	120	101	207	0.30	0.28	0.58
	Bank	5,512	4,608	5,529	29	29	33	0.53	0.63	0.60
	Secured borrowings	425	460	814	4	2	3	0.94	0.43	0.37
	Total deposits	52,553	47,842	47,937	216	194	316	0.41	0.41	0.66
	Derivative instruments	14,684	17,080	13,252	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	244	138	77	7	6	2	2.87	4.35	2.60
	Obligations related to securities lent or sold under repurchase agreements	5,078	7,077	11,880	22	45	82	0.43	0.64	0.69
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,205	1,250	883	36	54	48	2.99	4.32	5.44
	Subordinated indebtedness	243	430	566	2	7	8	0.82	1.63	1.41
	Total foreign liabilities	74,007	73,817	74,595	283	306	456	0.38	0.41	0.61
	Total liabilities	386,263	380,512	379,166	4,356	4,581	4,971	1.13	1.20	1.31
	Shareholders’ equity	17,513	16,705	15,199	–	–	–	–	–	–
	Non-controlling interests	170	165	162	–	–	–	–	–	–
	Total liabilities and equity	$403,946	$397,382	$394,527	$4,356	$4,581	$4,971	1.08%	1.15%	1.26%
	Net interest income and margin				$7,455	$7,326	$7,062	1.85%	1.84%	1.79%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$32,779	$27,865	$26,505
	Foreign	$3,395	$3,174	$2,875

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2013 ANNUAL REPORT	79

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2013/2012			2012/2011 (1)
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (2)
Cash and deposits with banks		$3	$(5)	$(2)	$–	$(2)	$(2)
Securities	Trading	166	(4)	162	75	52	127
	AFS	(6)	(47)	(53)	24	(36)	(12)
	FVO	–	–	–	–	–	–
Securities borrowed or purchased under resale agreements		49	(22)	27	(36)	61	25
Loans	Residential mortgages	(52)	(202)	(254)	97	(349)	(252)
	Personal and credit card	(40)	30	(10)	28	(74)	(46)
	Business and government	92	(45)	47	110	54	164
Total loans		–	(217)	(217)	235	(369)	(134)
Other interest-bearing assets		2	(14)	(12)	(14)	(17)	(31)
Change in domestic interest income		214	(309)	(95)	284	(311)	(27)
Foreign assets (2)
Cash and deposits with banks		6	(8)	(2)	(23)	4	(19)
Securities	Trading	(1)	(27)	(28)	1	(6)	(5)
	AFS	(2)	35	33	17	(17)	–
	FVO	(1)	(4)	(5)	(5)	(4)	(9)
Securities borrowed or purchased under resale agreements		(3)	–	(3)	(39)	(28)	(67)
Loans	Residential mortgages	(1)	(2)	(3)	4	(7)	(3)
	Personal and credit card	(10)	9	(1)	(5)	(3)	(8)
	Business and government	39	(36)	3	73	(38)	35
Total loans		28	(29)	(1)	72	(48)	24
Other interest-bearing assets		7	(2)	5	(3)	(20)	(23)
Change in foreign interest income		34	(35)	(1)	20	(119)	(99)
Total change in interest income		$248	$(344)	$(96)	$304	$(430)	$(126)
Domestic liabilities (2)
Deposits	Personal	37	(116)	(79)	36	(95)	(59)
	Business and government	80	21	101	(9)	130	121
	Bank	(2)	–	(2)	(1)	–	(1)
	Secured borrowings	(25)	(106)	(131)	140	(292)	(152)
Total deposits		90	(201)	(111)	166	(257)	(91)
Obligations related to securities sold short		69	(69)	–	(32)	(27)	(59)
Obligations related to securities lent or sold under repurchase agreements		(20)	(11)	(31)	(86)	15	(71)
Capital Trust securities		1	(9)	(8)	5	(3)	2
Other liabilities		(5)	(37)	(42)	(7)	(8)	(15)
Subordinated indebtedness		(12)	2	(10)	(17)	11	(6)
Change in domestic interest expense		123	(325)	(202)	29	(269)	(240)
Foreign liabilities (2)
Deposits	Personal	(2)	3	1	6	(17)	(11)
	Business and government	11	8	19	4	(110)	(106)
	Bank	6	(6)	–	(5)	1	(4)
	Secured borrowings	–	2	2	(1)	–	(1)
Total deposits		15	7	22	4	(126)	(122)
Obligations related to securities sold short		5	(4)	1	2	2	4
Obligations related to securities lent or sold under repurchase agreements		(13)	(10)	(23)	(33)	(4)	(37)
Other liabilities		(2)	(16)	(18)	20	(14)	6
Subordinated indebtedness		(3)	(2)	(5)	(2)	1	(1)
Change in foreign interest expense		2	(25)	(23)	(9)	(141)	(150)
Total change in interest expense		$125	$(350)	$(225)	$20	$(410)	$(390)
Change in total net interest income		$123	$6	$129	$284	$(20)	$264

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

80	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Canada (1)									U.S. (1)
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Residential mortgages	$148,664	$147,841	$148,268	$91,338	$83,837	$1	$1	$1	$1	$1
Student	210	287	384	523	677	–	–	–	–	–
Personal	33,257	33,891	33,202	32,365	31,729	93	109	132	241	162
Credit card	14,097	14,418	14,970	11,508	11,121	32	33	24	30	28
Total net consumer loans	196,228	196,437	196,824	135,734	127,364	126	143	157	272	191
Non-residential mortgages	6,979	7,095	7,055	6,339	5,789	236	–	2	2	3
Financial institutions	2,350	2,384	2,124	1,852	2,422	403	435	427	352	644
Retail and wholesale	3,086	2,827	2,652	2,487	1,926	158	113	43	52	115
Business services	4,191	3,694	3,508	2,773	2,701	284	226	221	403	455
Manufacturing-capital goods	1,081	1,072	1,079	970	709	189	188	129	12	26
Manufacturing-consumer goods	1,914	1,736	1,289	1,016	787	36	62	50	18	17
Real estate and construction	5,794	4,956	4,118	3,123	2,903	5,611	4,156	3,215	1,563	2,054
Agriculture	3,933	3,689	3,585	3,240	2,897	1	1	–	(1)	(1)
Oil and gas	2,969	2,856	2,884	2,418	3,091	988	781	413	145	12
Mining	383	319	285	123	501	223	65	78	32	–
Forest products	434	426	416	376	299	35	44	52	–	61
Hardware and software	468	464	244	223	172	98	–	73	33	43
Telecommunications and cable	413	238	213	264	148	26	14	12	13	34
Publishing, printing, and broadcasting	290	356	405	386	505	–	–	–	–	–
Transportation	870	736	701	750	800	247	332	353	359	294
Utilities	1,170	1,082	674	795	667	816	492	246	99	57
Education, health and social services	1,956	1,933	1,754	1,301	1,240	–	25	46	46	47
Governments	613	727	785	759	685	–	–	–	–	–
Others	–	–	–	358	96	210	730	845	1,031	1,128
General allowance allocated to business and government loans	–	–	–	(217)	(254)	–	–	–	(67)	(76)
Collective allowance allocated to business and government loans	(192)	(211)	(205)	–	–	(28)	(38)	(54)	–	–
Total net business and government loans, including acceptances	38,702	36,379	33,566	29,336	28,084	9,533	7,626	6,151	4,092	4,913
Total net loans and acceptances	$234,930	$232,816	$230,390	$165,070	$155,448	$9,659	$7,769	$6,308	$4,364	$5,104
(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Other (1)									Total
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Residential mortgages	$2,113	$2,143	$2,191	$2,190	$2,272	$150,778	$149,985	$150,460	$93,529	$86,110
Student	1	1	1	1	1	211	288	385	524	678
Personal	429	568	637	688	759	33,779	34,568	33,971	33,294	32,650
Credit card	126	119	118	111	110	14,255	14,570	15,112	11,649	11,259
Total net consumer loans	2,669	2,831	2,947	2,990	3,142	199,023	199,411	199,928	138,996	130,697
Non-residential mortgages	239	273	291	392	495	7,454	7,368	7,348	6,733	6,287
Financial institutions	1,065	1,099	1,003	1,032	971	3,818	3,918	3,554	3,236	4,037
Retail and wholesale	333	326	351	391	462	3,577	3,266	3,046	2,930	2,503
Business services	772	932	1,032	1,053	1,361	5,247	4,852	4,761	4,229	4,517
Manufacturing-capital goods	202	243	217	269	329	1,472	1,503	1,425	1,251	1,064
Manufacturing-consumer goods	249	225	268	253	296	2,199	2,023	1,607	1,287	1,100
Real estate and construction	777	791	572	681	755	12,182	9,903	7,905	5,367	5,712
Agriculture	40	65	94	104	114	3,974	3,755	3,679	3,343	3,010
Oil and gas	71	16	–	–	–	4,028	3,653	3,297	2,563	3,103
Mining	537	280	109	129	348	1,143	664	472	284	849
Forest products	30	29	32	31	21	499	499	500	407	381
Hardware and software	22	22	22	242	271	588	486	339	498	486
Telecommunications and cable	234	148	60	33	44	673	400	285	310	226
Publishing, printing, and broadcasting	4	37	41	36	39	294	393	446	422	544
Transportation	893	430	387	249	273	2,010	1,498	1,441	1,358	1,367
Utilities	318	467	272	310	351	2,304	2,041	1,192	1,204	1,075
Education, health and social services	24	23	23	27	19	1,980	1,981	1,823	1,374	1,306
Governments	943	922	901	633	567	1,556	1,649	1,686	1,392	1,252
Others	2,403	3,011	3,109	6,312	5,255	2,613	3,741	3,954	7,701	6,479
General allowance allocated to business and government loans	–	–	–	(25)	(56)	–	–	–	(309)	(386)
Collective allowance allocated to business and government loans	(40)	(23)	(20)	–	–	(260)	(272)	(279)	–	–
Total net business and government loans, including acceptances	9,116	9,316	8,764	12,152	11,915	57,351	53,321	48,481	45,580	44,912
Total net loans and acceptances	$11,785	$12,147	$11,711	$15,142	$15,057	$256,374	$252,732	$248,409	$184,576	$175,609
(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2013 ANNUAL REPORT	81

Management’s discussion and analysis

Summary of allowance for credit losses

	IFRS			Canadian GAAP
$ millions, as at or for the year ended October 31	2013	2012	2011	2010	2009
Balance at beginning of year	$1,916	$1,851	$1,950	$2,043	$1,523
Provision for credit losses	1,121	1,291	1,144	1,046	1,649
Write-offs
Domestic (1)
Residential mortgages	15	18	16	9	7
Student	3	6	5	9	11
Personal and credit card	1,030	1,118	1,141	1,054	1,034
Other business and government	137	93	103	150	115
Foreign (1)
Residential mortgages	9	2	1	3	2
Personal and credit card	9	13	14	17	13
Other business and government	245	98	55	176	41
Total write-offs	1,448	1,348	1,335	1,418	1,223
Recoveries
Domestic (1)
Student	–	–	–	–	1
Personal and credit card	172	158	132	109	89
Other business and government	6	8	10	8	8
Foreign (1)
Personal and credit card	3	3	1	2	3
Other business and government	3	1	2	4	20
Total recoveries	184	170	145	123	121
Net write-offs	1,264	1,178	1,190	1,295	1,102
Interest income on impaired loans	(37)	(47)	(48)	–	–
Other	22	(1)	(5)	(10)	(27)
Balance at end of year	$1,758	$1,916	$1,851	$1,784	$2,043
Comprises:
Loans	$1,698	$1,860	$1,803	$1,720	$1,960
Letters of credit	–	–	–	–	1
Undrawn credit facilities	60	56	48	64	82
Ratio of net write-offs during year to average loans outstanding during year	0.52%	0.49%	0.51%	0.74%	0.66%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses (1)			Allowance as a % of gross impaired loans
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Domestic (2)
Residential mortgages	$24	$18	$15	11.4%	8.0%	5.0%
Personal loans	105	159	156	77.8	84.6	73.6
Business and government	61	97	88	63.5	47.3	56.1
Total domestic	$190	$274	$259	43.1%	44.3%	38.6%
Foreign (2)
Residential mortgages	$65	$27	$18	23.8%	11.0%	8.1%
Personal loans	30	25	25	34.9	31.6	31.6
Business and government	262	395	300	35.1	42.8	31.7
Total foreign	$357	$447	$343	32.3%	35.8%	27.5%
Total allowance	$547	$721	$602	35.4%	38.6%	31.4%
(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)

	Specific allowance for credit losses		Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2009	2010	2009
Domestic (1)
Residential mortgages	$19	$14	7.3%	6.1%
Personal loans	193	226	88.9	94.2
Business and government	120	134	55.3	51.9
Total domestic	$332	$374	47.9%	51.4%
Foreign (1)
Residential mortgages	$11	$21	5.7%	12.2%
Personal loans	31	32	35.6	37.6
Business and government	257	308	29.8	33.3
Total foreign	$299	$361	26.2%	30.5%
Total specific allowance	$631	$735	34.4%	38.5%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

82	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

	Allowance for credit losses (1)			Allowance as a % of net loans and acceptances
$ millions, as at October 31	2013	2012	2011	2013	2012	2011
Domestic (2)
Residential mortgages	$63	$19	$14	–%	–%	–%
Personal loans	313	278	300	0.9	0.8	0.9
Credit cards	512	582	631	3.6	4.0	4.2
Business and government	179	186	174	0.5	0.5	0.5
Total domestic	$1,067	$1,065	$1,119	0.5%	0.5%	0.5%
Foreign (2)
Residential mortgages	$8	$7	$2	0.4%	0.3%	0.1%
Personal loans	3	5	5	0.6	0.7	0.6
Credit cards	5	1	1	3.2	0.7	0.7
Business and government	68	61	74	0.4	0.4	0.5
Total foreign	$84	$74	$82	0.4%	0.4%	0.5%
Total allowance	$1,151	$1,139	$1,201	0.4%	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

General allowance as percentage of net loans and acceptances (Canadian GAAP)

	General allowance for credit losses		General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2009	2010	2009
Domestic (1)
Residential mortgages	$5	$4	–%	–%
Personal loans	287	279	0.9	0.9
Credit cards	477	548	4.1	4.9
Business and government	217	254	0.7	0.9
Total domestic	$986	$1,085	0.6%	0.7%
Foreign (1)
Residential mortgages	$4	$3	0.2%	0.1%
Personal loans	6	4	0.6	0.4
Credit cards	1	1	0.7	0.7
Business and government	92	132	0.6	0.8
Total foreign	$103	$140	0.5%	0.7%
Total general allowance	$1,089	$1,225	0.6%	0.7%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location (1)

	IFRS			Canadian GAAP
$ millions, as at October 31	2013	2012	2011	2010	2009
Canada
Atlantic provinces	$13,124	$13,228	$13,115	$9,446	$8,903
Quebec	21,257	20,591	19,602	13,779	12,435
Ontario	109,384	108,861	110,157	77,791	72,527
Prairie provinces	11,829	11,440	9,093	7,934	7,348
Alberta, Northwest Territories and Nunavut	37,953	38,300	38,433	27,667	27,336
British Columbia and Yukon	42,421	41,435	41,074	29,439	27,984
General allowance allocated to Canada	–	–	–	(986)	(1,085)
Collective allowance allocated to Canada (2)	(1,038)	(1,039)	(1,084)	–	–
Total Canada	$234,930	$232,816	$230,390	$165,070	$155,448
U.S.	$9,659	$7,769	$6,308	$4,364	$5,104
Other countries	$11,785	$12,147	$11,711	$15,142	$15,057
Total net loans and acceptances	$256,374	$252,732	$248,409	$184,576	$175,609

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

CIBC 2013 ANNUAL REPORT	83

Management’s discussion and analysis

Net impaired loans

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gross impaired loans
Residential mortgages	$210	$226	$302	$259	$230	$–	$–	$–	$–	$–
Student	9	12	17	23	29	–	–	–	–	–
Personal	126	176	195	194	211	4	–	–	–	–
Total gross impaired consumer loans	345	414	514	476	470	4	–	–	–	–
Non-residential mortgages	1	–	4	8	8	–	–	–	–	–
Financial institutions	–	1	1	1	1	–	–	–	–	135
Retail, wholesale and business services	54	38	47	57	97	34	58	51	51	45
Manufacturing – consumer and capital goods	6	11	16	46	49	–	3	5	16	31
Real estate and construction	9	23	24	54	16	159	183	211	183	244
Agriculture	4	7	15	6	9	–	–	–	–	–
Resource-based industries	13	55	4	26	26	–	–	–	–	–
Telecommunications, media and technology	6	62	39	10	44	–	–	–	–	–
Transportation	1	6	5	7	5	38	90	3	13	19
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	2	3	–	–	–	–	–
Total gross impaired – business and government loans	96	205	157	217	258	231	334	270	263	474
Total gross impaired loans	441	619	671	693	728	235	334	270	263	474
Other past due loans (2)	378	401	553	376	472	–	11	–	–	–
Total gross impaired and other past due loans	$819	$1,020	$1,224	$1,069	$1,200	$235	$345	$270	$263	$474
Allowance for credit losses (3)
Residential mortgages	$24	$18	$15	$19	$14	$–	$–	$–	$–	$–
Student	–	–	5	7	12	–	–	–	–	–
Personal	105	159	151	186	214	1	–	–	–	–
Total allowance – consumer loans	129	177	171	212	240	1	–	–	–	–
Non-residential mortgages	–	–	3	2	2	–	–	–	–	–
Financial institutions	–	–	1	1	1	–	–	–	–	17
Retail, wholesale and business services	31	26	32	36	59	20	38	19	22	10
Manufacturing – consumer and capital goods	6	8	8	23	27	–	3	4	7	17
Real estate and construction	6	10	11	18	8	36	90	72	63	89
Agriculture	1	4	5	4	6	–	–	–	1	1
Resource-based industries	9	25	3	19	12	–	–	–	–	–
Telecommunications, media and technology	5	16	18	9	13	–	–	–	–	–
Transportation	1	6	5	7	5	2	55	3	9	13
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	1	1	–	–	–	–	–
Total allowance – business and government loans	61	97	88	120	134	58	186	98	102	147
Total allowance	$190	$274	$259	$332	$374	$59	$186	$98	$102	$147
Net impaired loans
Residential mortgages	$186	$208	$287	$240	$216	$–	$–	$–	$–	$–
Student	9	12	12	16	17	–	–	–	–	–
Personal	21	17	44	8	(3)	3	–	–	–	–
Total net impaired consumer loans	216	237	343	264	230	3	–	–	–	–
Non-residential mortgages	1	–	1	6	6	–	–	–	–	–
Financial institutions	–	1	–	–	–	–	–	–	–	118
Retail, wholesale and business services	23	12	15	21	38	14	20	32	29	35
Manufacturing – consumer and capital goods	–	3	8	23	22	–	–	1	9	14
Real estate and construction	3	13	13	36	8	123	93	139	120	155
Agriculture	3	3	10	2	3	–	–	–	(1)	(1)
Resource-based industries	4	30	1	7	14	–	–	–	–	–
Telecommunications, media and technology	1	46	21	1	31	–	–	–	–	–
Transportation	–	–	–	–	–	36	35	–	4	6
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	–	–	1	2	–	–	–	–	–
Total net impaired – business and government loans	35	108	69	97	124	173	148	172	161	327
Total net impaired loans	$251	$345	$412	$361	$354	$176	$148	$172	$161	$327

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

84	CIBC 2013 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS			Canadian GAAP		IFRS			Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gross impaired loans
Residential mortgages	$273	$246	$222	$193	$172	$483	$472	$524	$452	$402
Student	–	–	–	–	–	9	12	17	23	29
Personal	82	79	79	87	85	212	255	274	281	296
Total gross impaired consumer loans	355	325	301	280	257	704	739	815	756	727
Non-residential mortgages	85	101	71	67	57	86	101	75	75	65
Financial institutions	–	1	3	4	3	–	2	4	5	139
Retail, wholesale and business services	174	191	213	172	132	262	287	311	280	274
Manufacturing – consumer and capital goods	52	54	56	51	16	58	68	77	113	96
Real estate and construction	179	210	269	228	115	347	416	504	465	375
Agriculture	11	12	23	20	14	15	19	38	26	23
Resource-based industries	1	1	3	–	–	14	56	7	26	26
Telecommunications, media and technology	5	9	9	32	90	11	71	48	42	134
Transportation	7	8	28	25	24	46	104	36	45	48
Utilities	1	1	–	1	1	1	1	–	1	1
Other	1	1	–	–	–	3	3	2	2	3
Total gross impaired – business and government loans	516	589	675	600	452	843	1,128	1,102	1,080	1,184
Total gross impaired loans	871	914	976	880	709	1,547	1,867	1,917	1,836	1,911
Other past due loans (2)	7	7	11	5	6	385	419	564	381	478
Total gross impaired and other past due loans	$878	$921	$987	$885	$715	$1,932	$2,286	$2,481	$2,217	$2,389
Allowance for credit losses (3)
Residential mortgages	$65	$27	$18	$11	$21	$89	$45	$33	$30	$35
Student	–	–	–	–	–	–	–	5	7	12
Personal	29	25	25	31	32	135	184	176	217	246
Total allowance – consumer loans	94	52	43	42	53	224	229	214	254	293
Non-residential mortgages	32	24	26	14	9	32	24	29	16	11
Financial institutions	–	1	1	1	1	–	1	2	2	19
Retail, wholesale and business services	60	63	69	50	46	111	127	120	108	115
Manufacturing – consumer and capital goods	41	37	37	17	5	47	48	49	47	49
Real estate and construction	62	70	40	46	27	104	170	123	127	124
Agriculture	5	3	12	9	6	6	7	17	14	13
Resource-based industries	–	–	1	–	–	9	25	4	19	12
Telecommunications, media and technology	1	9	9	11	59	6	25	27	20	72
Transportation	2	1	7	7	7	5	62	15	23	25
Utilities	1	1	–	–	1	1	1	–	–	1
Other	–	–	–	–	–	2	2	2	1	1
Total allowance – business and government loans	204	209	202	155	161	323	492	388	377	442
Total allowance	$298	$261	$245	$197	$214	$547	$721	$602	$631	$735
Net impaired loans
Residential mortgages	$208	$219	$204	$182	$151	$394	$427	$491	$422	$367
Student	–	–	–	–	–	9	12	12	16	17
Personal	53	54	54	56	53	77	71	98	64	50
Total net impaired consumer loans	261	273	258	238	204	480	510	601	502	434
Non-residential mortgages	53	77	45	53	48	54	77	46	59	54
Financial institutions	–	–	2	3	2	–	1	2	3	120
Retail, wholesale and business services	114	128	144	122	86	151	160	191	172	159
Manufacturing – consumer and capital goods	11	17	19	34	11	11	20	28	66	47
Real estate and construction	117	140	229	182	88	243	246	381	338	251
Agriculture	6	9	11	11	8	9	12	21	12	10
Resource-based industries	1	1	2	–	–	5	31	3	7	14
Telecommunications, media and technology	4	–	–	21	31	5	46	21	22	62
Transportation	5	7	21	18	17	41	42	21	22	23
Utilities	–	–	–	1	–	–	–	–	1	–
Other	1	1	–	–	–	1	1	–	1	2
Total net impaired – business and government loans	312	380	473	445	291	520	636	714	703	742
Total net impaired loans	$573	$653	$731	$683	$495	$1,000	$1,146	$1,315	$1,205	$1,176

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2013 ANNUAL REPORT	85

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011
Deposits in domestic bank offices (1)
Payable on demand
Personal	$7,938	$7,481	$7,390	$18	$17	$7	0.23%	0.23%	0.09%
Business and government	26,834	26,413	26,393	95	102	113	0.35	0.39	0.43
Bank	1,328	1,188	1,406	3	3	4	0.23	0.25	0.28
Payable after notice
Personal	68,320	64,549	60,364	433	403	383	0.63	0.62	0.63
Business and government	18,383	15,478	11,757	199	166	123	1.08	1.07	1.05
Bank	13	11	9	–	–	–	–	–	–
Payable on a fixed date
Personal	39,379	40,288	41,322	705	816	905	1.79	2.03	2.19
Business and government	50,714	47,111	51,423	891	768	739	1.76	1.63	1.44
Bank	279	424	563	3	4	6	1.08	0.94	1.07
Secured borrowings	50,815	51,975	46,825	989	1,118	1,270	1.95	2.15	2.71
Total domestic	264,003	254,918	247,452	3,336	3,397	3,550	1.26	1.33	1.43
Deposits in foreign bank offices
Payable on demand
Personal	467	457	435	3	3	3	0.64	0.66	0.69
Business and government	2,709	2,533	2,356	6	2	3	0.22	0.08	0.13
Bank	43	49	36	–	2	4	–	4.08	11.11
Payable after notice
Personal	1,911	1,933	1,884	36	35	35	1.88	1.81	1.86
Business and government	562	579	506	1	1	1	0.18	0.17	0.20
Payable on a fixed date
Personal	2,111	2,260	2,019	6	5	16	0.28	0.22	0.79
Business and government	35,507	32,162	31,973	125	158	203	0.35	0.49	0.63
Bank	4,488	3,854	4,631	26	25	25	0.58	0.65	0.54
Secured borrowings	425	460	814	2	2	3	0.47	0.43	0.37
Total foreign	48,223	44,287	44,654	205	233	293	0.43	0.53	0.66
Total deposits	$312,226	$299,205	$292,106	$3,541	$3,630	$3,843	1.13%	1.21%	1.32%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $4.5 billion (2012: $3.9 billion; 2011: $3.8 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2013	2012	2011
Amounts outstanding at end of year
Obligations related to securities sold short	$13,327	$13,035	$10,316
Obligations related to securities lent or sold under repurchase agreements	6,986	8,224	11,414
Total short-term borrowings	$20,313	$21,259	$21,730
Obligations related to securities sold short
Average balance	$13,246	$10,865	$11,779
Maximum month-end balance	14,407	13,035	13,410
Average interest rate	2.52%	3.06%	3.29%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$10,242	$13,395	$23,844
Maximum month-end balance	12,030	21,972	32,391
Average interest rate	1.00%	1.16%	1.11%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2013	2012	2011
Audit fees (1)	$13.4	$15.3	$17.9
Audit related fees (2)	3.2	1.8	2.6
Tax fees (3)	0.5	0.8	0.8
Other	0.4	0.3	0.1
Total	$17.5	$18.2	$21.4

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.

86	CIBC 2013 ANNUAL REPORT